As filed with the Securities and Exchange Commission on October 6, 2004.

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VALLEY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

VIRGINIA	6712	54-1702380
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

36 Church Avenue

Roanoke, Virginia 24011

(540) 342-2265

(Address and telephone number of principal executive offices)

36 Church Avenue

Roanoke, Virginia 24011

(540) 342-2265

(Address of principal place of business or intended principal place of business)

Copies to:

Ellis L. Gutshall President and Chief Executive Officer Valley Financial Corporation 36 Church Avenue Roanoke, Virginia 24011 (540) 342-2265	Douglas W. Densmore LeClair Ryan Flippin Densmore, P.C. 10 South Jefferson Street Suite 1800 Roanoke, Virginia 24011 (540) 510-3000
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Amount to be registered (1)	Proposed maximum offering price per share (2)	Amount of aggregate offering price	Registration Fee
Common Stock	275,000 shs	$14.00	$3,850,000	$488.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act, or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

275,000 Shares

VALLEY FINANCIAL CORPORATION

The Holding Company for

Common Stock

Valley Financial Corporation is offering 275,000 shares of common stock. We own and operate Valley Bank, which is headquartered in Roanoke, Virginia and operates seven full-service banking offices in the Roanoke Valley, a metropolitan center of southwest Virginia. Valley Bank is a community-oriented bank that provides commercial and consumer banking services for individuals and small- to medium-sized businesses.

Our common stock is quoted on the OTC Bulletin Board under the symbol “VYFC”. As of October 5, 2004, the last reported sale price of the common stock on the OTC Bulletin Board was $14.00 per share. Only a limited market currently exists for our common stock.

Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 6 before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, any bank regulatory agency, or any other government agency nor has any such commission or agency passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

	Per Share	Total
Public offering price	$14.00	$3,850,000
Underwriting discount	0	0
Proceeds, before expenses, to Valley Financial	$14.00	$3,850,000

The date of this prospectus is                      , 2004.

SUMMARY

This summary may not contain all of the information that may be important to you. You should read carefully the entire prospectus, including “Risk Factors” and the financial statements and related notes included in the prospectus, before making an investment decision.

Valley Financial and Valley Bank

Valley Financial Corporation is a one-bank holding company headquartered in Roanoke, Virginia. Our wholly owned subsidiary, Valley Bank, began operating as a commercial bank in May 1995. Valley Bank operates seven full service banking offices in the greater Roanoke area. As of June 30, 2004 we had assets of $347 million, shareholders’ equity of $22.7 million and reported net income of $1.3 million, or $0.35 per share, for the first half of 2004. We have grown substantially since our formation and are continuing to experience rapid growth. For the six months ended June 30, 2004, total assets increased by 21% and net income decreased by 0.8% over the year-ago period.

Valley Financial owns and manages Valley Bank and does not engage in any other business. Valley Bank is a community-oriented bank that offers a variety of banking products and services, including an array of deposit products, consumer loans, commercial loans, and home mortgages. Valley Bank also offers safe deposit boxes, certain cash management services, and automatic deposit services.

Our strategic plan is directed towards enhancing profitability and shareholder value by increasing our market share in the Roanoke Valley market area. We have historically succeeded in growing our market share by providing a high level of personal service, local decision-making, and targeting banking relationships with small- to medium-sized businesses, professional firms, and individuals.

Valley Bank’s

Roanoke Valley Market Area

Valley Bank operates primarily in the Roanoke Valley area of southwest Virginia. This area includes the cities of Roanoke and Salem, Roanoke County and parts of the counties of Bedford, Botetourt and Franklin. The Roanoke Metropolitan Statistical Area, which excludes Bedford County, has an estimated population of 290,497 and is the regional and commercial center of southwest Virginia. Combined FDIC-insured deposits in the Roanoke MSA were approximately $3.9 billion as of June 30, 2003, the most recent date for which this data is available, with approximately $2.2 billion residing in the City of Roanoke. More than 75% of these deposits in the Roanoke MSA were held at larger, out-of-state institutions. We believe this creates a significant opportunity for a locally owned and managed institution like us to gain market share. While we have grown our share of the deposits in our market every year since inception, it is currently less than 6%, which we believe provides us with a significant opportunity for future growth. We believe a locally owned and managed community bank like ours has the ability to continue to take market share away from our out-of-state competitors.

Experienced Management

The President and Chief Executive Officer of Valley Financial and Valley Bank since June 1996 is Ellis L. Gutshall, who has 30 years’ experience in banking. Mr. Gutshall joined Valley Financial in 1995 as Senior Vice President and Chief Lending Officer. Immediately prior to that, he was Executive Vice President of First Virginia Bank – Southwest in Roanoke, Virginia.

A. Wayne Lewis has served Valley Financial and Valley Bank as Senior Vice President and Chief Operating Officer since operations began in 1995 and as Executive Vice President since 1996. Mr. Lewis has more than 42 years of banking experience, including having served as Executive Vice President of Dominion Bankshares Corporation, a $10.6 billion financial institution that was acquired by First Union Corporation in 1993.

J. Randy Woodson has been Executive Vice President and Chief Lending Officer of Valley Financial and Valley Bank since 2002, and Senior Vice President since 1998. Mr. Woodson has 20 years’ banking experience. Prior to joining Valley, he was a Senior Vice President in the commercial lending area for SunTrust Bank.

Reasons for the Offering

We have grown rapidly since our formation and we now need additional equity capital to support future growth. Since the end of 2000, our assets have more than doubled to $347 million at June 30, 2004. We have strived to enhance shareholder value by leveraging our existing capital; however, without additional equity capital our ability to grow will be constrained. Our goal is to leverage the capital from this offering in a manner that enhances future earnings per share and shareholder value. We may expand operations throughout the Roanoke Valley through additional branch offices and automated teller machines. We also intend to make increased use of alternative delivery systems such as the Internet and telephone.

Plan of Distribution

The shares sold in this offering will be distributed to the three buyers shortly after the registration statement is declared effective.

The Offering
Common stock offered by Valley Financial	275,000 shares, all of which we expect to be purchased by Nicholas F. Taubman, Mozart One, LLC and Mozart Three, LLC. Mozart One, LLC and Mozart Three, LLC are limited liability companies affiliated with the Taubman family. Mr. Taubman and each of the limited liability companies have signed a Purchase Agreement for the shares which are being offered. A copy of the Purchase Agreement is set forth in Appendix A. These shares will not be offered to any other person or entity.

Common stock outstanding after the offering	4,073,030 shares (see additional information with respect to this number following this table).

Use of proceeds	We expect to use the net proceeds for general corporate purposes including the future growth and expansion of Valley Bank. See “Use of Proceeds” on page 8.

Dividends	On April 28, 2004, we declared our first semi-annual cash dividend in the amount of $.06 per share which was paid on July 1, 2004, to shareholders of record on June 1, 2004. On April 28, 2004, we also declared a 2 for 1 stock split effected in the form of a stock dividend, paid on May 31, 2004 to shareholders of record as of May 14, 2004.

Trading market and symbol	Our common stock is traded on the OTC Bulletin Board under the symbol “VYFC.”

Risk factors.	You should read the “Risk Factors” section beginning on page 6 before deciding to purchase any of the shares offered.

The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on June 30, 2004. After the completion of this offering, 4,073,030 shares will be outstanding immediately after the offering. The number of shares outstanding after the offering excludes 256,772 shares that are reserved for issuance under Valley Financial’s Incentive Stock Plan, of which options to purchase 236,145 shares (including 22,670 shares for Messrs. Gutshall and Lewis) are outstanding at a weighted average exercise price of $5.92, and 82,098 shares that are reserved for options granted under the employment agreements of Messrs. Gutshall and Lewis at an exercise price of $3.175.

We were founded as a Virginia corporation in 1994. Our principal executive offices are located at 36 Church Avenue, SW, Roanoke, Virginia 24011. Our telephone number is (540) 342-2265.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Valley Financial Corporation and subsidiary. The selected unaudited financial data presented below for, and as of the end of, the six-month periods ended June 30, 2004 and 2003 are derived from the unaudited consolidated financial statements of Valley Financial Corporation and subsidiary. The unaudited consolidated financial statements as of June 30, 2004 and 2003, and for the six-month periods then ended include, in the opinion of management, all material adjustments considered necessary for a fair presentation. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The unaudited consolidated financial statements as of June 30, 2004 and for the six-month period ended June 30, 2004 and 2003, are included elsewhere in this prospectus. The selected consolidated financial data presented below for, and as of the end of, the year ended December 31, 2003 and 2002, are derived from the consolidated financial statements of Valley Financial Corporation and subsidiary, which financial statements have been audited by Larrowe & Company, P.L.C., independent public accountants. The consolidated financial statements as of December 31, 2003 and 2002 and for the years then ended, and the report thereon, are included elsewhere in this prospectus. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and notes thereto and other financial data included elsewhere in this prospectus. If anyone should want a copy of our financial reports or any other materials filed with the Securities and Exchange Commission, they are available at the Commission’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549 or on the internet at http://www.sec.gov. The public may obtain information on the operation of the Public Reference room by calling 1-800-SEC-0330.

SELECTED CONSOLIDATED FINANCIAL DATA

	Six Months Ended June 30,		Year Ended December 31,
(amounts in thousands, except share and per share data)	2004	2003	2003	2002
Income Statement Data:
Interest income	$8,273	$7,369	$15,215	$13,742
Interest expense	3,169	2,774	5,750	5,468
Net interest income	5,104	4,595	9,465	8,274
Provision for loan losses	247	356	966	610
Net interest income after provision for loan losses	4,857	4,239	8,499	7,664
Noninterest income	660	644	1,317	837
Noninterest expense	3,754	3,254	6,445	5,371
Income (loss) before income taxes	1,763	1,629	3,371	3,130
Income tax expense (benefit)	459	315	771	871
Net income (loss)	$1,304	$1,314	$2,600	$2,259
Per Share Data:
Basic Earnings	$0.35	$0.36	$0.71	$0.62
Diluted earnings	0.33	0.34	0.67	0.60
Book value	5.98	5.62	5.88	5.20
Cash dividends declared	$0.06	—	—	—
Basic weighted average shares outstanding	3,690,755	3,660,460	3,661,918	3,639,516
Diluted weighted average shares outstanding	3,967,175	3,871,698	3,908,496	3,788,202
End of period shares outstanding	3,798,030	3,662,952	3,665,502	3,657,474
Balance Sheet Date:
Total assets	$346,976	$286,699	$309,009	$248,846
Investments securities	74,512	57,379	66,195	42,405
Total loans, net	248,687	200,282	220,032	183,633
Allowance for loan losses	2,798	2,360	2,566	2,014
Deposits	253,012	207,726	223,022	182,243
Short-term borrowings	15,000	10,000	15,000	10,000
Federal funds purchased and securities sold under agreements to repurchase	14,154	6,319	7,283	5,864
Federal Home Loan Bank advances	37,000	37,000	37,000	30,000
Trust preferred issue	4,000	4,000	4,000	—
Shareholder’s equity	$22,705	$20,600	$21,562	$19,024
Performance Ratios:
Return on average assets	0.80%	1.00%	0.93%	1.02%
Return on average equity (1)	11.86%	13.62%	12.89%	12.90%
Net interest margin	3.43%	3.95%	3.74%	4.07%
Efficiency ratio	60.00%	57.08%	54.92%	55.59%
Loans to deposits	98.29%	96.42%	98.66%	100.76%
Asset Quality Ratios
Nonperforming assets to total assets	0.13%	0.14%	0.40%	0.24%
Nonperforming loans to total loans	0.17%	0.11%	0.57%	0.21%
Allowance for loan losses to total loans, net	1.13%	1.18%	1.17%	1.10%
Allowance for loan losses to nonperforming loans	6.39	10.83	2.06	5.16
Capital Ratios:
Leverage ratio	8.10%	8.74%	8.37%	7.72%
Tier 1 risk-based capital	9.70%	10.72%	10.28%	9.30%
Total risk-based capital	10.70%	11.78%	11.32%	10.30%
Equity to assets	6.54%	7.19%	6.98%	7.64%

(1)	The calculation of return on average equity excludes the effect of any unrealized gains or losses on investment securities available for sale.

RISK FACTORS

You should consider carefully the following risk factors before deciding to buy our common stock. These risk factors may adversely impact our business and financial condition. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our business. You should read this section together with the other information in this prospectus.

Growth may be more difficult in the future

Some of our growth has been the result of a backlash in the Roanoke Valley against consolidation of the banking industry. In the last few years, large out-of-state banks have acquired local banks headquartered in and operating in the Roanoke Valley. Many local customers feel that they are not receiving the level of service that they had in the past, which has provided an opportunity for a small, service-orientated bank like ours. We have taken advantage of this in our marketing and our approach to customer service. There can be no assurance that this consolidation or the reaction against larger out-of-state banks will continue or that these larger competitors will not begin to offer increased levels of personal service. We also may not continue to be as successful in taking advantage of this customer dissatisfaction as we have been. In the future we may have to compete with larger banks on pricing as well as service. We may have to be more aggressive both in terms of pricing and promoting our deposits and loans, which could reduce our margins and slow our growth in assets and in earnings.

Our small size can be a competitive disadvantage

Virtually all of our competitors operating in the Roanoke Valley are larger and have greater resources. The banking business has become extremely competitive, and we compete with the following types of institutions:

• Other banks • Savings banks • Thrifts • Credit unions • Consumer finance companies • Securities brokerage firms • Mortgage brokers • Insurance companies • Mutual funds • Trust companies

Many of our competitors have advantages of established customer bases, higher legal lending limits, extensive branch networks, numerous automated teller machines in this market and throughout the state and country, and other advantages. We intend to compete primarily by offering customers personal service and local decision-making, but we may be at a disadvantage in respect to the range of services or convenience of facilities we can offer.

Some competitors are not as regulated as we are or have other governmental advantages over us

Some of our competitors are not regulated as much as we are and have greater flexibility in competing and less cost as a result. In addition, credit unions have tax advantages over us which allows them more pricing flexibility. In either case, we are at a competitive disadvantage in these respects.

Technology and regulatory developments may impact our performance

Technology, including automated teller machines, internet banking, telephone banking, and other recent developments, are changing the entire financial services industry. Similarly, changes in laws and regulations have resulted in banks operating in new markets, and in non-banks providing financial services. The law now allows combinations of banking, insurance, and securities companies. This year the law known as Check Clearing for the 21st Century Act takes effect which changes the way banks process checks and requires new technologies to be in place. There is always the potential for other new legislation that could further change the way or the environment in which banks operate. In order to remain competitive in today’s fast-changing financial environment, we must offer new technology-based products and services on a continuing basis. Similarly, we must rapidly adjust to changes in these laws and regulations. If we fail to react quickly and appropriately to these developments in technology and law, we may not be able to compete successfully, which could have a material adverse effect on our business growth and development.

Our focus on commercial loans may increase the risk of substantial credit losses

We offer a variety of loan products, including residential mortgage, consumer, construction, and commercial loans. Approximately 82% of Valley Bank’s loans are commercial loans, including those secured by commercial real estate. We expect, as we grow, that this percentage will remain about the same. Commercial lending is more risky than mortgage and consumer lending, because loan balances are greater, and the borrower’s ability to repay is contingent on the success of his or her business. Risk of loan defaults is unavoidable in the banking industry, and we try to limit exposure to this risk by monitoring carefully the amount of loans in specific industries and by exercising prudent lending practices. However, we cannot eliminate the risk, and credit losses could result in reduced earnings or losses. See “Business” on page 10.

The Roanoke market has slow growth; an economic downturn would hurt performance

The Roanoke Valley has enjoyed steady but slow growth, growing more slowly than most of the other metropolitan areas of Virginia. Any slowdown in growth or a local or broader recession or loss of a large local employer would hamper our ability to grow and could hurt our performance. Although the Roanoke area has a varied manufacturing and service base, it is small enough that a regional economic downturn can be caused by problems with only a few larger local employers. See “Business – Market Area” on page 11.

We may face new competition

We are a community bank with an emphasis on personal service and local decision making. Other or new community banks may enter our market area and compete effectively with us using our same model. This could adversely affect our ability to grow and our profitability.

We depend on Messrs. Gutshall, Lewis and Woodson. Their unexpected departure would adversely affect us.

Ellis L. Gutshall is our President and Chief Executive Officer. A. Wayne Lewis is our Executive Vice President and Chief Operating Officer and J. Randy Woodson is Executive Vice President and Chief Lending Officer. Each of these individuals has many years of experience in the banking industry, is extremely valuable to us and would be difficult to replace. The unexpected loss of the services of any of them could have a material adverse effect upon the future prospects of Valley Financial and Valley Bank. While we do not carry key man life insurance on our senior officers, we have attempted to reduce our risk through employment agreements and covenants not to compete. See “Management – Employment Contracts, Termination and Change-in-Control Agreements” on page 47.

Our profitability depends on interest rates generally

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary, and fiscal policies, and general economic conditions. Recently, net interest margins for some financial institutions have declined in response to these and other factors. Changes in interest rates will affect our operating performance and financial condition. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Especially because of our relatively small size, more aggressive competition could make it difficult for us to attract deposits, which are necessary to fund loans and other investments.

There is no assurance that you will be able to resell the stock you purchase for more than the offering price

There is a limited public market for our common stock. We have priced our stock by mutual agreement with Mr. Taubman and Mozart One, LLC and Mozart Three, LLC Our pricing takes into consideration of a number of factors including prevailing market conditions and the current market for our stock. We cannot assure you that the common stock will trade in the public market at or above the offering price.

Our stock has a limited trading volume

Our stock is traded publicly on the OTC Bulletin Board under the symbol “VYFC.” Trades are relatively infrequent and usually in small lots. We have a number of market makers in our stock, but that does not assure significant trading volume or liquidity. An active and liquid trading market for our stock may not develop.

Anti takeover provisions may reduce the likelihood that you will receive a takeover premium

Provisions of Virginia law and our Articles of Incorporation and Bylaws may make it more difficult for anyone to acquire control of us without our board of directors’ approval. In many cases, shareholders receive a premium for their shares in a change of control, and these provisions make it less likely that a change of control will occur unless our board of directors agrees to that change of control. See “Description of Capital Stock – Summary of Shareholder Rights” and “—Virginia Anti-Takeover Statutes” beginning on page 49 for a discussion of these matters.

We have no reliable track record in paying cash dividends and, in fact, only recently declared and paid our first cash dividend

We have paid only one cash dividend. We declared our first semi-annual cash dividend of $.06 per share which was paid on July 1, 2004 to shareholders of record on June 1, 2004. On April 28, 2004 we declared a 2 for 1 stock split on the outstanding shares of our common stock, effected in the form of a stock dividend, paid on May 31, 2004 to shareholders of record as of May 14, 2004. We can provide no assurance that we will pay cash or stock dividends in the future. We expect to retain a significant part of our earnings to support the development and growth of our business. Our ability to pay dividends to our shareholders is also limited by certain restrictions imposed by state and federal laws. See “Dividend Policy” beginning on page 9.

You will experience substantial dilution in the book value of shares of common stock immediately after the offering

The offering price of our common stock in this offering is higher than the book value per share of the outstanding common stock. The purchasers in this offering will experience immediate dilution in the book value per share of your investment from the offering price. This dilution is estimated to be $7.49 per share using the book value of Valley Financial at June 30, 2004 of $22,705,000 and an offering price of $14.00 per share. See “Dilution” on page 10 for further discussion of these calculations.

USE OF PROCEEDS

We estimate that we will receive approximately $3,825,000 in net proceeds from the sale of 275,000 shares of our common stock, assuming an offering price of $14.00 per share and after deducting one-half (our portion) of the estimated offering expenses totaling $50,000. We will contribute a substantial portion of the net proceeds to

Valley Bank and retain the balance in Valley Financial. The net proceeds retained by Valley Financial will be used for working capital and other general corporate purposes, including providing additional contributions to Valley Bank’s capital, as needed.

MARKET FOR COMMON STOCK

Market for Company Stock

The common stock is quoted under the symbol “VYFC” on the OTC Bulletin Board, an electronic quotation and trade reporting service of the National Association of Securities Dealers. According to information obtained by company management and believed to be reliable, the quarterly range of closing prices per share (adjusted for the 2 for 1 stock split effected in the form of a stock dividend declared April 28, 2004 and paid on May 31, 2004) for our common stock for the calendar periods presented was as follows:

2002	High	Low
1st Quarter	$6.00	$5.17
2nd Quarter	6.75	5.37
3rd Quarter	6.63	5.80
4th Quarter	7.55	5.84

2003
1st Quarter	$7.83	$7.03
2nd Quarter	10.25	7.76
3rd Quarter	11.00	9.63
4th Quarter	11.50	11.00

2004
1st Quarter	$13.50	$11.23
2nd Quarter	15.90	12.08

Trading volume in our common stock is limited. Since January 1, 2004, an average of approximately 9,900 shares was traded each week. As of June 30, 2004, there were approximately 469 shareholders of record and another approximately 800 beneficial holders of our common stock.

Determination of Offering Price

The price set for this sale of common stock was negotiated between the Company and the individual and entities to whom we are selling the stock. It was set as of the day of the contract for purchase, September 27, 2004. Since the contract for purchase is contingent upon the registration of these shares, the market price on the date of sale may not be the same as the contract purchase price.

DIVIDEND POLICY

We paid our first semi-annual cash dividend on July 1, 2004. There can be no assurance that cash dividends like this will be declared in the future. Our board of directors will determine whether to declare future cash dividends based on an analysis of factors the board deems relevant. For the foreseeable future, we expect that we will retain a substantial portion of our earnings to support the development and growth of our business. On April 28, 2004, we did declare a 2 for 1 stock split which was effected in the form of a stock dividend, paid on May 31, 2004 to shareholders of record as of May 14, 2004.

We will depend on dividends received from Valley Bank to fund dividends on our common stock. As a banking corporation organized under Virginia law, Valley Bank is restricted as to the maximum amount of dividends it may pay to Valley Financial. A Virginia bank may not pay dividends from its original capital. All dividends must be paid out of net undivided profits on hand, after deducting expenses, losses, interest, and taxes accrued and contribution to capital necessary for Valley Bank’s original capital to be restored to its initial level. As of June 30, 2004, the net profits of Valley Bank available for distribution to Valley Financial as dividends without regulatory approval were approximately $10.2 million.

As a practical matter, the Board of Governors of the Federal Reserve System recommends that banking organizations pay dividends only if the net income available to shareholders in the past year fully funds those dividends and the expected rate of earnings retention is consistent with capital needs, asset quality, and overall financial condition. Valley Financial’s dividend policy complies with this recommendation.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2004 on an actual basis and as adjusted to reflect the receipt of $3,825,000 in net proceeds from our sale of 275,000 shares of common stock at a price of $14.00 per share, assuming offering expenses total $50,000 and our portion is $25,000.

	At June 30, 2004
	Actual	As Adjusted
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding	$—	$—
Common stock, no par value; 10,000,000 shares authorized; 3,798,030 shares issued and outstanding, 4,073,030 shares issued and outstanding, as adjusted	13,138	16,963
Retained earnings	10,046	10,046
Accumulated other comprehensive income (loss)	(479)	(479)

Total shareholders’ equity	$22,705	26,530

DILUTION

Your investment will be immediately diluted because your purchase price per share exceeds our book value per share. The book value per share is determined by dividing our net worth (assets less liabilities) by the total shares outstanding. Our book value as of June 30, 2004 was $22,705,000 or $5.98 per share. The purchase price per share in this offering will cause both an immediate dilution in book value to new investors and an immediate increase in book value to the existing shareholders of Valley Financial.

The following table illustrates this dilution per share assuming the sale of 275,000 shares of common stock at an offering price of $14.00 per share, net of one-half of offering expenses totaling $50,000.

Offering price per share	$14.00
Book value per share prior to the offering	5.98
Increase in book value per share attributable to the offering	0.53
Book value per share after the offering	6.51
Dilution per share to the new investors	7.49

BUSINESS

General

Valley Financial Corporation was incorporated in Virginia in 1994, primarily to own all of the capital stock of Valley Bank. We presently engage in no business other than owning and managing Valley Bank. Valley Bank is a state bank organized under Virginia law, and engages in the business of commercial banking. Valley Bank opened for business on May 15, 1995. Its deposits are insured by the FDIC and it is a member of the Federal Reserve System. As of June 30, 2004, we had total assets of $347.0 million, net loans of $248.7 million, total deposits of $253.0 million, and shareholders’ equity of $22.7 million.

We presently operate seven offices. Presented in the following table is the location of each branch, the date it opened for business and the deposits as of June 30, 2004.

Office	Location	Date Opened	Deposits
Main office	City of Roanoke	May 15, 1995	$70,338
Starkey Road	Roanoke County	September 11, 1995	78,917
South Roanoke	City of Roanoke	January 15, 1997	16,416
Salem	City of Salem	April 5, 1999	34,905
Hershberger Road	City of Roanoke	May 7, 2001	27,341
Vinton	Town of Vinton	May 20, 2002	18,133
Lewis-Gale	Roanoke City	December 8, 2003	6,962

Strategy

Our strategy is to enhance shareholder value by increasing net income through continued loan growth, while controlling the cost of deposits and the growth of non-interest expense. To achieve this goal, we plan to provide our customers with products and services comparable to those offered by our competitors and to continue to provide our customers with a high level of personal service and local decision-making. We also may continue to expand our network of branches and automated teller machines throughout the Roanoke Valley and to make increased use of alternative delivery systems, such as the Internet and telephone.

Market Area

Valley Bank’s primary service area consists of the cities of Roanoke and Salem, Roanoke County and portions of Botetourt, Bedford, and Franklin County, Virginia. We are a community bank and conduct a general commercial banking business, emphasizing the needs of small- to medium-sized businesses, professional concerns, and individuals.

The Roanoke Metropolitan Statistical Area (MSA) is the commercial center for southwest Virginia, and is located approximately 165 miles west of Richmond, Virginia, 178 miles northwest of Charlotte, North Carolina, 178 miles east of Charleston, West Virginia and 222 miles southwest of Washington, D.C. Hollins University and Roanoke College, with student enrollments of approximately 1,100 and 1,900 respectively, are located in the Roanoke MSA. Virginia Tech, with a student body of approximately 26,000 and Radford University, with a student body of more than 9,000 are each a 45-minute drive away. In total, there are 20 colleges and universities within a 60-mile radius of Roanoke.

The population in the Roanoke MSA was estimated at 290,497 at year-end 2003 and its recent growth has been slower than that in other key Virginia markets. The Roanoke MSA had an unemployment rate of 2.9% in August 2004, lower than all Virginia MSAs except Northern Virginia and Charlottesville. Per capita income increased almost 20% from 1997 to 2001, roughly the same rate as the national average. At the same time, a low cost of living makes the area one of the nation’s most affordable. An Old Dominion University study that married per capita income with cost of living ranked the Roanoke Valley 11th highest in the United States for “real per capita income.” According to the ACCRA Cost of Living Index, the Valley’s cost of living is 92.8, compared to the national average benchmark of 100 and well below the 137.7 ratio for Washington, DC.

The business community in the Roanoke MSA is diverse. The largest components of the economy (as a % of jobs) are services at 39%, retail trade at 14%, manufacturing at 12% and government at 11%. The Roanoke MSA’s position as a regional center creates a strong medical, legal, and business professional community. Carilion Health System, Lewis-Gale Hospital/Clinic and the Veterans Administration Hospital are among the area’s largest employers. Other large private employers include Advance Auto Parts, Allstate Insurance Co., ITT Industries, Kroger Mid-Atlantic, Manpower, Inc., Norfolk Southern Corporation, Wachovia Bank, and Wal-Mart Stores.

Lending Services

Valley Bank offers a range of short- to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. Valley Bank also makes various types of real estate loans.

Our lending efforts are directed primarily to making loans to individuals and businesses in our market area. We believe that our lending and credit policies are conservative. As of June 30, 2004, we had approximately $251.5 million in total loans and $ 80.1 million in unfunded loan commitments and unused lines of credit outstanding.

Valley Bank’s lending activities are subject to a variety of lending limits imposed by state law. While different limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to Valley Bank), in general Valley Bank is subject to a loan-to-one borrower limit of 15% of Valley Bank’s capital and surplus in the case of loans which are not fully secured by readily marketable or other permissible types of collateral. Valley Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. Valley Bank’s present legal lending limit of $4,371,000 is sufficient to satisfy the credit needs of a large portion of its targeted market segment. Valley Bank has established relationships with correspondent banks to participate in loans when loan amounts exceed our legal lending limits or internal lending policies.

Valley Bank attempts to react to prevailing market conditions and demands in our lending activities, while avoiding excessive concentration in any particular loan category. We have fixed specific goals as to lending concentration by type of loan. This mix of loans is intended to provide sufficient diversification to balance the risks within the loan portfolio. We manage the portfolio within the following ranges:

Real estate loans (commercial and residential)	40% to 80%
Commercial loans	25% to 50%
Consumer loans	10% to 25%

The risk of nonpayment of loans is inherent in all loans. However, management carefully evaluates all loan applicants and attempts to minimize credit risk-exposure with thorough loan application and approval procedures. In determining whether to make a loan, Valley Bank lending personnel analyze the borrower’s income and ability to service the loan and credit history, and evaluate the need for collateral to secure recovery in the event of default. Valley Bank maintains an allowance for loan losses based upon management’s assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and based upon a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

Commercial Loans. Commercial lending activities are directed principally toward businesses whose demand for funds will fall within Valley Bank’s legal lending limit. These businesses include small- to medium-sized professional firms, retail and wholesale businesses, light industry, and manufacturing concerns operating in and around the primary service area. The types of loans provided include term loans with fixed and variable interest rates and working capital lines of credit with variable rates secured by equipment, inventory, accounts receivable, and commercial real estate. Valley Bank also offers to commercial customers, through an affiliation with Private Business, Inc., an automated accounts receivable-financing product designed to enhance a company’s cash flow.

Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, Valley Bank generally secures appropriate collateral and monitors the financial condition of its business borrowers. In addition, personal guarantees are generally obtained from the principals of business borrowers and/or third parties to further support the borrower’s ability to service the debt and reduce the risk of nonpayment. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business and are secured by business assets. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the financial success of the business borrower itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

Real Estate Loans. Real estate lending includes commercial and residential development/construction loans, home improvement loans, home equity loans and commercial and residential mortgage loans. Valley Bank also participates in the origination of a limited number of fixed-rate residential mortgage loans that are referred to mortgage brokers. Residential loans are secured by first mortgages on one-to-four family residences in the primary service area. Home improvement loans and home equity loans are generally secured by second mortgages on single family residences in the primary service area. Commercial mortgage loans are secured by first mortgages on commercial properties, generally owner-occupied, in the primary service area.

The risk associated with residential mortgage lending varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. Commercial real estate lending entails significant additional risk. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally.

Consumer Loans. Consumer loans are made on a secured or unsecured basis and are oriented primarily to the requirements of Valley Bank’s customers, with an emphasis on loans for automobiles, home improvements, debt consolidation, and other personal needs.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

Deposit Products and Other Banking Services

Valley Bank offers deposit products that are typically available in most banks including checking accounts, NOW accounts, savings accounts, Individual Retirement Accounts, and other time deposits ranging from money market accounts to longer-term certificates of deposit. The transaction accounts and time deposits are tailored to our principal market area at rates competitive to those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (generally $100,000 per depositor, subject to aggregation rules). Valley Bank solicits accounts from individuals, businesses, associations and organizations, and governmental authorities.

Other bank services include safe deposit boxes, cash management, lockbox, overdraft protection, and online banking services, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. Valley Bank is associated with the Star, Cirrus, and The Exchange shared networks of automated teller machines that may be used by bank customers throughout Virginia and other regions. Valley Bank also offers VISA and MasterCard credit card and VISA debit card services.

Valley Bank does not plan to exercise trust powers during the next several years. Valley Bank may in the future offer a full-service trust department, but cannot do so without the prior approval of its federal and state regulators. The Bank anticipates offering certain investment and insurance products in the near future.

Competition

Banking in the Roanoke Valley is highly competitive. Valley Bank competes as a financial intermediary with other commercial banks, savings & loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other institutions operating in the Roanoke Valley and elsewhere.

Valley Bank’s market area is a highly concentrated, highly branched banking market. As of June 30, 2004 there were approximately 13 commercial banks operating approximately 108 offices in the Roanoke Valley. The only locally owned and operated commercial bank headquartered in Roanoke, Salem or Roanoke County is Valley Bank. SunTrust Bank is a part of the SunTrust family of banks, with a regional presence based in Richmond. Sun Trust substantially expanded its presence in the Roanoke market when it recently acquired NBC Bank. Bank of America, Wachovia Bank, First Citizens Bank, and BB&T Bank all are subsidiaries of holding companies headquartered in North Carolina. BB&T recently acquired First Virginia, formerly headquartered in Falls Church,

Virginia which owned First Virginia Bank-Southwest with operations in Roanoke. In addition, five out-of-town Virginia based community banks, First National Bank of Christiansburg, Bank of Floyd, First National Exchange Bank, Bank of Botetourt, and The Bank of Fincastle, have each opened one or more branches in localities where we have offices. Also, numerous credit unions operate offices in the Roanoke Valley. Further, various other financial companies, ranging from local to national firms, provide financial services to residents of this market area.

We believe that Valley Bank will be able to compete effectively in this market, and that the community will continue to respond to Valley Bank’s community bank focus and emphasis on service to small businesses, individuals, and professional concerns but there can be no assurance of this.

Employees

At June 30, 2004, Valley Bank had 80 full-time employees, including its officers. Valley Financial does not have any regular employees other than its officers. We believe that our employee relations are excellent.

Properties

We own all our banking facilities except for the Main Office and the South Roanoke office. We lease approximately 16,101 square feet of recently-renovated office space on the first three floors of a seven story office building in downtown Roanoke for our Main Office. The lease expires December 31, 2009, with options to renew for two additional five-year terms. On July 6, 2004 we entered into a lease for approximately 2,087 additional square feet of space in the main office building. Rental payments will commence when renovations are completed, currently estimated to be January 2005. Our South Roanoke office is a recently renovated 914 square foot facility. That lease has an initial term of 12 years from January 1997 with one five-year renewal option.

Our Starkey Road office is a 2,700 square foot building constructed in 1995 on a one-acre site at 4467 Starkey Road in southwest Roanoke County near Tanglewood Mall. The Salem Office is located at 8 East Main Street in Salem, and is a Colonial Williamsburg style building constructed in 1999 with two floors containing 6,000 square feet, of which we occupy the first story and lease the second story to outside parties. The structure is located on an approximately one-half acre site near the center of the City of Salem. The Hershberger Road office is a 2,420 square foot building on a one-acre tract at 1518 Hershberger Road in northwest Roanoke City that we purchased in 2000, renovated and opened as a branch bank in 2001. The Vinton Office is a 3,000 square foot building constructed in 2002 on a 0.6-acre plot at 1003 Hardy Road, Town of Vinton, Roanoke County. Our newest facility is the Lewis-Gale office, which is a 3,000 square foot building constructed in 2003 on a 1.35-acre site next to Lewis-Gale Hospital at 3850 Keagy Road in southwest Roanoke City.

Legal Proceedings

Neither Valley Bank nor Valley Financial is a party to any pending legal proceeding or aware of any threatened legal proceeding where Valley Bank or Valley Financial may be exposed to any material loss. From time to time in the normal course of business Valley Bank files standard claims to collect loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Critical Accounting Policies

Valley Financial’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in Valley Financial’s Annual Report on Form 10-KSB for the year ended December 31, 2003 contain a summary of its significant accounting policies. Management believes our policy with respect to the methodology for the determination of the allowance for loan losses involves a high degree of complexity and requires management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, we consider the policy related to this area critical.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (“SFAS”) 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance, and (iii) SFAS 118, Accounting by Creditors for Impairment of a Loan, Income Recognition and Disclosures – an amendment of SFAS 114, which allows a creditor to use existing methods for recognizing interest income on an impaired loan.

Our allowance for loan losses has two basic components: (i) the formula allowance, and (ii) the special allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. Prevailing economic conditions are also considered in the provision calculation. The allowance for loan losses is evaluated on a regular basis by management. On a quarterly basis, management performs a detailed analysis of the allowance for loan losses to verify the adequacy of the allowance in meeting possible losses in the loan portfolio.

December 31, 2003 and 2002

The following is management’s discussion and analysis of the financial condition and results of operations of Valley Financial as of and for the years ended December 31, 2003 and 2002. The discussion should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto.

Overview

Valley Financial was incorporated as a Virginia stock corporation on March 15, 1994, primarily to own and control all of the capital stock of Valley Bank. Valley Bank opened for business on May 15, 1995. In July 1995 Valley Financial completed its initial public offering of 964,040 shares (1,518,363 shares after the effects of the 1.05 for 1 stock split declared January 20, 2000 and the 3 for 2 stock split declared April 24, 2002) of its common stock, no par value, at a price of $10.00 per share ($6.35 per share after the effects of the 1.05 for 1 stock split declared January 20, 2000 and the 3 for 2 stock split declared April 24, 2002). The initial Offering resulted in gross proceeds to Valley Financial of $9.6 million, reduced by $551,000 of direct stock issuance costs associated with the offering, for net proceeds of $9.1 million. Valley Financial completed its second stock offering effective November 17, 2000. The secondary offering resulted in gross proceeds to Valley Financial of $3.3 million, reduced by $122,000 direct stock issuance costs associated with the offering, for net proceeds of $3.2 million. Of the proceeds of the secondary offering, $2.3 million was used to repay a subordinated capital note initiated as of June 30, 2000, with the remainder used to purchase investment securities at the company level. Valley Financial’s investment in Valley Bank was $25.2 million as of December 31, 2003.

Total assets at December 31, 2003 were $309.0 million, up $60.2 million or 24.2% from $248.8 million at December 31, 2002. The principal components of Valley Financial’s assets at the end of the period were $43.2 million in securities available-for-sale, including restricted equity securities, $23.0 million in securities held to maturity, and $222.6 million in gross loans.

Total liabilities at December 31, 2003 were $287.4 million, up from $229.8 million at December 31, 2002, an increase of $57.6 million or 25.1%. Deposits increased $40.8 million or 22.4% to $223.0 million over the $182.2 million level at December 31, 2002. Long-term convertible and overnight Federal Home Loan Bank advances increased by $7.0 million and $5.0 million, respectively. The remainder of the increase was primarily due to a $4.0 issuance of guaranteed preferred beneficial interests in the Company’s junior subordinated debentures, an increase in federal funds purchased in the amount of $2.6 million, offset by a decrease of $1.2 million in the overnight repurchase agreement program with appropriate commercial customers program.

Total shareholders’ equity at December 31, 2003 was $21.6 million, consisting of $9.1 million in net proceeds from the Company’s initial public offering, $3.2 million in net proceeds from the Company’s secondary offering, $111,000 in proceeds from the exercise of stock options, increased by retained earnings of $9.0 million and including $197,000 of unrealized gains on securities available-for-sale, net of related deferred tax expense.

Exclusive of the unrealized losses on securities available-for-sale, shareholders’ equity was $21.4 million at December 31, 2003. At December 31, 2002 total shareholders’ equity was $19.0 million. Exclusive of unrealized losses on securities available-for-sale, shareholders’ equity was $18.7 million at December 31, 2002.

Valley Financial had net income of $2.6 million for the year ended December 31, 2003 compared with $2.3 million for the year ended December 31, 2002, an increase of 13.0%. An improved net interest income combined with increased noninterest income, offset by increases in noninterest expense in all major categories, contributed to the 13.0% increase for calendar year 2003.

Profitability as measured by our return on average assets (“ROA”) was 0.9% in 2003 and return on average equity (“ROE”) was 12.9% in 2003. The ROA and ROE ratios were 1.0% and 12.9% in 2002, respectively. The calculation of ROE excludes the effect of any unrealized gains or losses on investment securities available-for-sale.

Net Interest Income

Net interest income is the amount by which interest and fees generated from loans and investments exceeds the interest expense associated with funding those assets, and represents our principal source of earnings. Changes in the volume and mix of earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Changes in the interest rate environment and our cost of funds also affect net interest income.

Net interest income was $9.5 million for 2003 and is attributable to interest income from loans and securities exceeding the cost of interest paid on deposits and borrowed funds. Net interest income in 2003 increased $1.2 million or 14.5% over the $8.3 million level in 2002. Total interest income was $15.2 million for 2003 as compared to $13.7 million in 2002, an increase of $1.5 million or 10.9%. This increase is attributable to Valley Bank’s reinvestment of funding growth into loans and securities. Total interest expense was $5.8 million for 2003 as compared to $5.5 million in 2002, an increase of $300,000 or 5.5%. The net interest margin on a fully taxable equivalent basis was 3.7% for the year ended 2003 as compared to 4.1% for the year ended 2002. Valley Bank is diligently trying to reprice deposits significantly downward and by restructuring the investment portfolio to shorten maturities and to obtain a more attractive yield. The yield on average loans actually decreased by 0.6% to 6.4% from its level of 7.0% in 2002, as approximately one- third of the loan portfolio is variable rate. Valley Bank’s overall yield on earning assets was 5.9% for the year ended 2003, as compared to 6.7% for the prior year ended 2002.

As discussed above, our net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities (referred to as “volume change”) as well as by changes in yields earned on interest-earning assets and rates paid on deposits and borrowed funds (referred to as “rate change”). The Rate/Volume Analysis table presents, for the periods indicated, a summary of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities and the amounts of change attributable to variations in volumes and rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Noninterest Income

Noninterest income of $1.3 million in 2003 consisted of service charges and fees on accounts, securities gains and losses in the amount of $7,000, income earned on bank owned life insurance, other income on real estate loans, and other miscellaneous income, and represented an increase of $480,000 or 57.3% over the 2002 level of $837,000. Securities gains and losses were $34,000 in 2002. Exclusive of securities gains and losses, noninterest income increased $507,000 or 63.1% in 2003 over its 2002 level. Future levels of noninterest income are expected to increase as a direct result of business growth and expansion.

Noninterest Expense

Noninterest expense for 2003 was $6.4 million, an increase of $1.0 million or 18.5% over the $5.4 million level in 2002. Noninterest expense in 2003 included costs associated with the opening of Valley Bank’s Lewis-Gale office on December 8, 2003. Noninterest expense in 2002 included costs associated with the opening of Valley Bank’s Vinton office on May 20, 2002 and expenses associated with the introduction of online banking in May 2002. All major categories, with the exception of franchise tax expense, experienced increases due to growth and expansion.

Franchise tax expense for 2003 was offset by the purchase of historical tax credits. Noninterest expenses are expected to continue to increase in future years as a direct result of business growth and expansion.

Income Taxes

During 2003 and 2002 we recorded federal income tax provision in the amounts of $771,000 and $871,000, respectively. The anticipated federal income tax liability equates to an effective tax rate of 22.9% and 27.8%, respectively. During the first quarter of 2003, Valley Bank purchased federal and state historical tax credits in the amounts of $174,000 and $217,000, respectively. The tax credits were purchased at a total cost of $156,000 and $151,000, respectively. The tax credits were expensed in the amount of $282,000 during 2003, comprised of $156,000 federal and $126,000 state, as purchased tax credit expense (a noninterest expense). The federal tax credits offset income tax expense in 2003 while the state tax credits offset franchise tax expense in 2003. Approximately $25,000 in state credits remain available for carry-forward to offset 2004 franchise tax expense. Other factors contributing to the difference between the effective tax rate and the statutory rate of 34 percent include tax-exempt interest income on municipal securities, net of disallowance, and tax-exempt income earned on bank owned life insurance.

Earning Assets

Average earning assets were $261.8 million at December 31, 2003 as compared to $207.9 million as of December 31, 2002, an increase of $53.9 million, or 25.9%. Total average earning assets were 93.2% of total average assets at December 31, 2003 as compared to 93.7% at December 31, 2002. Average loans represented the largest component of average earning assets and increased 22.8% to $203.9 million at December 31, 2003, up from $166.1 million as of December 31, 2002. Average loans were 77.9% and 72.5% of average earning assets and average total assets as of December 31, 2003 as compared to 79.9% and 74.9%, respectively one year earlier. Average investment securities, both taxable and nontaxable, increased 35.7% to $53.6 million, up from $39.5 million as of December 31, 2002. Average investment securities were 20.5% and 19.1% of average earning assets and average total assets as of December 31, 2003, as compared to 19.0% and 17.8%, respectively one year earlier.

Investment Securities

Our investment portfolio is used both for investment income and liquidity purposes. Funds not used for capital expenditures or lending activities are invested in securities of the U.S. Government and its agencies, mortgage-backed securities, municipal bonds, corporate bonds and restricted equity securities. Obligations of the U.S. Government and its agencies include treasury notes and callable or noncallable agency bonds. Mortgage-backed securities and collateralized mortgage obligations include pools issued by government agencies. Municipal bonds include taxable and tax-exempt general obligation and revenue issues. Corporate bonds are investment grade issue. Equity securities include shares of the Federal Reserve Bank of Richmond, Federal Home Loan Bank of Atlanta, and Community Bankers Bank. We do not invest in derivatives or other types of high-risk securities. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in shareholders’ equity.

Investment securities (available for sale and held to maturity), including restricted equity securities, at December 31, 2003 were $66.2 million, an increase of $23.8 million or 56.1% from their level of $42.4 million on December 31, 2002. The increase of $23.8 million is primarily due to purchases in the amount of $45.2 million, offset by principal repayments, called proceeds, and sales in the amount of $21.0 million and a decrease in unrealized gains on securities on the available for sale portfolio, which is carried at approximate fair market value, in the amount of $159,000.

Loan Portfolio

The loan portfolio primarily consists of commercial, real estate (including real estate term loans, construction loans and other loans secured by real estate) and loans to individuals for household, family and other consumer purposes. We adjust our mix of lending and the terms of our loan programs according to economic and market conditions, asset/liability management considerations and other factors. Loans typically (in excess of 90%) are made to businesses and individuals located within our primary market area, most of whom maintain deposit accounts with Valley Bank. There is no concentration of loans exceeding 10% of total loans, which is not disclosed in the consolidated financial statements and the notes thereto or discussed below. We have not made any loans in excess of 1% of total assets to foreign entities, including governments, banks, businesses or individuals.

Our total gross loans were $222.6 million at December 31, 2003, an increase of $36.9 million or 19.9% from the $185.7 million reported one year earlier. Our ratio of total loans to total funding sources (customer deposits, securities sold under agreements to repurchase, federal funds purchased, Federal Home Loan Bank advances, and trust preferred securities) stood at 77.8% at December 31, 2003 and 81.4% at December 31, 2002. Management seeks to maintain the ratio of loans to funding sources at a maximum of 85%.

Loan Category Analysis

Commercial Loans. Commercial and industrial loans accounted for 23.8% of the loan portfolio as of December 31, 2003 and stood at $53.1 million versus $44.7 million (24.1% of total loans) at December 31, 2002. Such loans generally are made to provide operating lines of credit, to finance the purchase of inventory or equipment, and for other business purposes. The creditworthiness of the borrower is analyzed and re-evaluated on a periodic basis. Most commercial loans are collateralized with business assets such as accounts receivable, inventory and equipment. Even with substantial collateral such as all the assets of the business and personal guarantees, commercial lending involves considerable risk of loss in the event of a business downturn or failure of the business.

Commercial Real Estate Loans. Commercial real estate mortgages represent financing of commercial properties that are secured by real estate, and were 41.6% and 40.6% of total loans at December 31, 2003 and December 31, 2002, respectively. Outstanding loans in this category equaled $92.6 million and $75.4 million at December 31, 2003 and December 31, 2002, respectively. We prefer to make commercial real estate loans secured by owner-occupied properties, and as of December 31, 2003 approximately 47% of these loans are secured in that manner. Such borrowers are generally engaged in business activities other than real estate, and the primary source of repayment is not solely dependent on conditions in the real estate market.

Real Estate Construction Loans. Real estate construction loans represent interim financing on residential and commercial properties under construction, and are secured by real estate. Once construction is completed and the loan becomes permanent, the loans are reclassified as commercial real estate loans, which are secured by commercial property or residential real estate loans, which are secured by first deeds of trust. Outstanding loans in this category totaled $17.6 million (7.9% of total loans) at December 31, 2003 as compared to $15.7 million (8.5% of total loans) at December 31, 2002.

Residential Real Estate Loans. Residential real estate loans are secured by first deeds of trust on 1-4 family residential properties. This category had $30.0 million in loans (13.5% of total loans) at December 31, 2003 and $24.0 million in loans (12.9% of total loans) at December 31, 2002. To mitigate interest rate risk, we usually limit the final maturity of residential real estate loans held for our own portfolio to 15-20 years. Residential real estate lending involves risk elements when there is lack of timely payment and/or a decline in the value of the collateral.

Loans to Individuals. Loans to individuals include installment loans and home equity lines of credit/loans secured by junior liens on residential real estate. The loan proceeds typically are used to purchase vehicles, finance home remodeling or higher education, or for other consumer purposes. Loans to individuals totaled $29.3 million (13.2% of total loans) at December 31, 2003 and $25.9 million (13.9% of total loans) at December 31, 2002.

Summary of Allowance for Loan Losses

Certain credit risks are inherent in making loans. We attempt to assess these risks prudently and to manage them effectively. We also attempt to reduce repayment risks by adhering to our internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review, and follow-up on exceptions to credit policies.

The allowance for loan losses is maintained at a level considered adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for loans losses are an evaluation of the current loan portfolio, identified loan problems, loan volume outstanding, past loss experience, present and expected industry and economic conditions, and in particular, how such conditions relate to our market area. Bank regulators also periodically review the portfolio and other assets to assess their quality. The provision for loan losses is charged to income in an amount necessary to maintain an allowance for loan losses adequate to provide for expected losses in the loan portfolio. Loans deemed uncollectible are charged to the allowance for loan losses and recoveries on loans previously charged off are added to the allowance for loan losses. Management believes the allowance is adequate to provide for any inherent losses in the portfolio.

A provision for loan losses of $966,000 was provided during 2003, an increase of $356,000 or 58.4% over the $610,000 provided during 2002, in recognition of management’s estimate of inherent risks associated with lending activities. This estimate is primarily based on industry practices and consideration of local economic factors. The allowance for loan losses was $2.6 million and $2.0 million as of December 31, 2003 and 2002, respectively, and represented approximately 1.2% and 1.1%, respectively, of net loans outstanding (see Note 4 to the Consolidated Financial Statements). A total of $127,000 in special reserves is included in the balance of the allowance for loan losses as of December 31, 2003. A total of $0 in special reserves is included in the balance of the allowance for loan losses as of December 31, 2002. Additional factors contributing factors to the increase in provision expense are strong year-over-year loan growth in average loans outstanding and management’s concern about perceived continuing economic weakness.

No assurance can be given that unforeseen adverse economic conditions or other circumstances will not result in increased provisions in the future. Additionally, regulatory examiners may require us to recognize additions to the allowance based upon their judgment about the loan portfolio and other information available to them at the time of their examinations.

During 2003 and 2002, we charged off loans in the amounts of $415,000 and $64,000, respectively. From the inception of operations in 1995 through 1998, we had no history of charge-offs. The $415,000 in loans charged off in 2003 was comprised of $284,000 in commercial loans, $1,000 in credit card loans, and $130,000 in loans to individuals. The $64,000 in loans charged off in 2002 was comprised of $58,000 in commercial loans, $3,000 in credit card loans and $3,000 in loans to individuals.

Nonperforming Assets and Impaired Loans

Nonperforming assets include nonaccrual loans, loans past due 90 days or more, restructured loans, and foreclosed/repossessed property. A loan will be placed on nonaccrual status when collection of all principal or interest is deemed unlikely. A loan will automatically be placed on nonaccrual status when principal or interest is past due 90 days or more, unless the loan is both well secured and in the process of being collected. In this case, the loan will continue to accrue interest despite its past due status.

A restructured loan is a loan in which the original contract terms have been modified due to a borrower’s financial condition or there has been a transfer of assets in full or partial satisfaction of the loan. A modification of original contractual terms is generally a concession to a borrower that a lending institution would not normally consider.

An impaired loan as defined in SFAS 114 is a loan when, based on current information and events, it is likely that a lending institution will be unable to collect all amounts, including both principal and interest, due according to the contractual terms of the loan agreement.

Once a quarter the Board of Directors reviews all loans on Valley Bank’s watch list to determine proper action and reporting of any loans identified as substandard by the credit quality review.

If the nonaccrual loans disclosed above had performed in accordance with their original terms, additional interest income in the amount of $18,000 and $15,000, would have been recorded for the years ended December 31, 2003 and 2002, respectively.

The entire balance of restructured loans at December 31, 2003 consists of one commercial loan customer.

The total recorded investment in impaired loans was $1.2 million and $390,000 at December 31, 2003 and 2002, respectively. The special loan loss allowance related to impaired loans was $127,000 and $0, respectively for the above-referenced time periods. Management believes that the above special reserves are adequate for the impaired loans in our portfolio based upon a detailed review of the quality and pledged collateral of each individual loan considered impaired at each of the above-referenced periods.

Other Assets

We have purchased life insurance contracts on key employees, the tax-exempt income from which is the funding vehicle for our SERP plan. Bank owned life insurance was $5.8 million at December 31, 2003, an increase of $2.6 million over the $3.2 million reported as of December 31, 2002. Additional purchases of split dollar life insurance contracts on key employees in the first and fourth quarters in the amounts of $1.2 million and $1.2 million, respectively, contributed to $2.4 million of the total increase during 2003.

Other assets were $1.5 million at December 31, 2003, an increase of $500,000 over the $1.0 million reported as of December 31, 2002.

Deposits

The levels and mix of deposits are influenced by such factors as customer service, interest rates paid, service charges and the convenience of banking locations. Competition for deposits is intense from other depository institutions and money market funds, some of which offer interest rates higher than those paid by us. Management attempts to identify and implement pricing and marketing strategies designed to control the overall cost of deposits and to maintain a stable deposit mix. The ratio of certificates of deposit to total deposits decreased from 63.4% at December 31, 2002 to 61.0% at December 31, 2003. The cost of funds ratio was 2.2% in 2003, a decrease of 0.5% over the 2002 ratio of 2.7% as Valley Bank continued to work diligently during 2003 to reprice deposits downward in response to Federal Reserve prime rate cuts. Average rates paid on time deposits primarily contributed to the decrease in cost of funds during 2003, as the average rate paid decreased by 0.6% to 2.8% from a level of 3.4% during 2002.

As of December 31, 2003 total deposits were $223.0 million, an increase of $40.8 million or 22.4% from their level of $182.2 million one-year earlier. The major categories of increases were non-interest bearing demand deposits, interest bearing demand deposits, money markets, savings, and time deposits in the amounts of $6.0 million, $4.6 million, $8.7 million, $1.3 million, and $20.2 million, respectively.

At December 31, 2003 noninterest-bearing demand deposits were $36.7 million or 16.4% of total deposits. On December 31, 2002 noninterest-bearing demand deposits were $30.7 million or 16.9% of total deposits. Nonmaturity deposits (noninterest bearing demand deposits, interest bearing demand deposits, money market accounts, and savings accounts) were $87.1 million or 39.0% of total deposits, compared with $66.5 million or 36.6% of total deposits at December 31, 2002. Total interest bearing deposits were $186.3 million at December 31, 2003, an increase of $34.8 million or 23.0% over their level of $151.5 million at December 31, 2002. Total time deposits were $135.9 million or 61.0% of total deposits, compared with $115.7 million or 63.4% of total deposits at December 31, 2002.

For the year ended December 31, 2003 average noninterest bearing demand deposits were $33.4 million or 16.5% of average total deposits. For the prior year, average noninterest bearing demand deposits were $24.1 million or 14.8% of average total deposits. Nonmaturity deposits (noninterest bearing demand deposits, interest bearing demand deposits, money market accounts and savings accounts) averaged $75.8 million or 37.4% of average total deposits in 2003, up from $56.7 million or 34.9% of average total deposits in 2002. Total interest bearing deposits averaged $169.6 million for the year ended December 31, 2003, an increase of $30.8 million or 22.2% over their level of $138.8 million for the year ended December 31, 2002. Total time deposits averaged $127.2 million in 2003 or 62.6% of average total deposits, up from $106.2 million or 65.1% of average total deposits in 2002.

Short-Term Borrowings

Our short-term borrowings increased by $5.0 million from its level of $10.0 million at December 31, 2002 to a total of $15.0 million as of December 31, 2003. Short-term borrowings at December 31, 2003 consist of a Federal Home Loan Bank of Atlanta daily rate credit in the amount of $5.0 million and a Federal Home Loan Bank of Atlanta adjustable rate credit in the amount of $10.0 million. The increase of $5.0 million is attributable to the Federal Home Loan Bank of Atlanta daily rate credit finalized in September of 2003.

The proceeds of the $5.0 million Federal Home Loan Bank of Atlanta daily rate credit were received in September of 2003. The borrowing matures daily and is rolled over on a daily basis at the stated Federal Home Loan Bank of Atlanta daily rate. There is no stated maturity date. Interest is paid monthly on the daily rate credit.

The Federal Home Loan Bank of Atlanta adjustable rate credit in the amount of $10.0 million was renewed for another year in December 2003. The new maturity date is December 16, 2004. The advance reprices quarterly on the date of each quarterly interest payment. The current rate is 1.22%. See the liquidity section for further information on the preceding borrowings.

Federal funds purchased increased by $2.6 million from its level of $0 at December 31, 2002.

Valley Bank has in place a commercial sweep account program. The balances in the program decreased by $1.2 million from their level of $5.9 million at December 31, 2002 to a total of $4.7 million as of December 31, 2003. The program consists of establishing a demand deposit account in which Valley Bank invests available balances daily in securities on an overnight basis subject to repurchase. On the following business day, Valley Bank will repurchase from the customer the securities for an amount equal to the amount of available balances invested in the securities. Interest is calculated daily at the rate applicable for each overnight period; however, it is posted to the customer accounts only once per month. The contractual agreement states that the repurchase agreement is not a deposit and therefore is not insured by the Federal Deposit Insurance Corporation. Therefore, these repurchase balances are not reported as deposits but as short-term borrowings.

Long-Term Borrowings

Federal Home Loan Bank advances are relatively cost-effective funding sources and provide us with the flexibility to structure borrowings in a manner that aids in the management of interest rate risk and liquidity. The increase in advances during the year reflects the funding to support investment growth.

We have outstanding long-term debt with the Federal Home Bank of Atlanta in the amount of $37.0 million as of December 31, 2003, an increase of $7.0 million or 23.3% over the $30.0 million balance as of December 31, 2002. There are four convertible advances in the amount of $5.0 million each, one convertible advance in the amount of $7.0 million, and one convertible advance in the amount of $10.0 million currently drawn. The Federal Home Bank of Atlanta has the option to convert the $37.0 million in convertible advances on the conversion dates below and any interest payment date thereafter with at least two business days notice. If called, the four $5.0 million convertible advances and the one $7.0 million convertible advance will be converted into a 3-month LIBOR-based adjustable rate credit (ARC) at 3-month LIBOR flat. The $10.0 million convertible advance may be converted into a 3-month LIBOR-based floating rate advance (ARC) at 3-month LIBOR flat only if 3-month LIBOR is greater than or equal to 7.0%.

Guaranteed Preferred Beneficial Interests in Valley Financial’s Junior Subordinated Debentures

We created Valley Financial (VA) Statutory Trust I, a statutory business trust (the “Trust”), on June 26, 2003, at which time the Trust issued $4,000 in aggregate liquidation amount of $1 par value preferred capital trust securities which mature June 26, 2033. Distributions are payable on the securities at a floating rate equal to the 3-month London Interbank Offered Rate (“LIBOR”) plus 3.10%, capped at 11.75%, and the securities may be prepaid at par by the Trust at any time after June 26, 2008. The principal assets of the Trust are $4,124 of Valley Financial’s junior subordinated debentures which mature on June 26, 2033, and bear interest at a floating rate equal to the 3-month LIBOR plus 3.10%, capped at 11.75%, and which are callable by Valley Financial after June 26, 2008. All $124 in aggregation liquidation amount of the Trust’s common securities are held by Valley Financial.

The Trust’s preferred securities and common securities may be included in our Tier 1 capital for regulatory capital adequacy purposes to the extent that they do not exceed 25% of our total Tier I capital excluding the securities. Amounts in excess of this ratio will not be considered Tier 1 capital but may be included in the calculation of our total risk-based capital ratio. Our obligations with respect to the issuance of the Trust’s preferred securities and common securities constitute a full and unconditional guarantee by Valley Financial of the Trust’s obligations with respect to the preferred securities and common securities. Subject to certain exceptions and limitations, we may elect from time to time to defer interest payments on its junior subordinated debentures, which would result in a deferral of distribution payments on the Trust’s preferred trust securities and common securities.

Interest Rate Risk

Interest rate risk is the risk to earnings or capital generated by the effects of changes in interest rates on the Company’s on- and off-balance sheet positions, and can take one or more of several forms. Repricing risk comes from timing mismatches in the ability to alter contractual rates earned on financial assets held or paid on interest-bearing liabilities. Basis risk refers to changes in the underlying relationships between market rates or indices, which result in a narrowing of the spread earned on a loan or investment relative to its cost of funds. Option risk arises from “embedded options” in many financial instruments such as interest rate options, loan prepayment options, deposit early withdrawal options, callable Federal Home Loan Bank advances and potential prepayment of the underlying collateral of asset-backed securities. Embedded options are complex risk positions that are difficult to predict and offset, and are a large component of our overall interest rate risk.

We have established risk measures, limits, policy guidelines and internal control mechanisms for managing the overall asset/liability management (“ALM”) position. The responsibility for interest rate risk control resides with management, with oversight by the Board of Directors and its Investment Committee. We seek to balance the return potential of the ALM position against the desire to limit volatility in earnings.

At least quarterly, we measure the ALM position using earnings simulation modeling to estimate what assets and liabilities would reprice, and to what extent, within a one-year period in response to an immediate 200 and 100 basis point change in the Prime Rate, as well as in response to more gradual interest rate changes. The model also incorporates management’s forecasts for balance sheet growth, noninterest income and noninterest expense. The interest rate scenarios are used for analytical purposes and do not necessarily represent management’s view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may apply to our earnings. Modeling the sensitivity of earnings to interest rate risk is highly dependent on numerous assumptions embedded in the simulation model. While the earnings sensitivity analysis incorporates management’s best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact likely will differ from that projected.

Our objective is to keep the change in net interest income over twelve months at or below 10% under an immediate 200 basis point interest rate shock scenario. At December 31, 2003 it was estimated that an immediate 200 basis point increase in Prime and Federal Funds would change net interest income by +3.39%. At December 31, 2002 it was estimated that an immediate 200 basis point increase in Prime would change net interest income by +3.54%. Because an immediate 200 basis point decline in Prime at current rate levels is considered a practical impossibility (the Federal Funds target rate would become –1.0%), it is estimated that an immediate 100 basis point decrease in Prime would change net interest income by –4.94% at December 31, 2003.

The Company also estimates interest sensitivity by the Economic Value of Equity (EVE), which is an estimate of the net present value of the balance sheet’s cash flows or the residual value of future cash flows ultimately due to shareholders. While EVE does not represent actual market, liquidation or replacement value, it is a useful tool for estimating the balance sheet’s existing earning capacity over the longer term. Management forecasts that an immediate 100 basis point increase in Prime/Federal Funds would change EVE by –0.45%, while an immediate 100 basis point decrease would change EVE by –0.91%.

Capital Adequacy

Our financial position at December 31, 2003 and December 31, 2002 reflects liquidity and capital levels currently adequate to fund anticipated short-term business expansion. Capital ratios are in excess of required regulatory minimums for a well-capitalized institution. The adequacy of our capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure adequate to support anticipated asset growth and serve as a cushion to absorb potential losses.

Major capital expenditures completed in 2003 include the construction of Valley Bank’s seventh full-service branch in the Lewis-Gale Hospital area and extensive leasehold improvements to Valley Bank’s headquarters facility.

Total shareholders’ equity was $21.6 million at December 31, 2003 compared with $19.0 million at December 31, 2002, an increase of $2.6 million or 13.7%. This $2.6 million increase is primarily attributable to 2003 net income of $2.6 million. Other components of the increase include a $105,000 decrease over the level at December 31, 2002 in accumulated other comprehensive income (loss), comprised exclusively of unrealized gains (losses) on available-for-sale investment securities, and $43,000 in proceeds from the exercise of stock options during 2003. Excluding accumulated other comprehensive income (loss), which is comprised exclusively of the unrealized gains (losses) on available-for-sale securities, total shareholders’ equity would have been $21.4 million and $18.7 million at December 31, 2003 and 2002, respectively, an increase of $2.7 million or 14.4% in 2003.

Liquidity

Asset/liability management activities are designed to ensure that adequate liquidity is available to meet loan demand or deposit outflows and, through the management of our interest sensitivity position, to manage the impact of interest rate fluctuations on net interest income.

Liquidity measures our ability to meet our maturing obligations and existing commitments, to withstand fluctuations in deposit levels, to fund our operations and to provide for customers’ credit needs. Liquidity represents a financial institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds from alternative funding sources.

Our asset liquidity is provided by cash and due from banks, money market investments, investments available for sale including restricted equity securities, and through the management of investment maturities/prepayments and loan repayments.

The level of deposits may fluctuate, perhaps significantly so, due to seasonal cycles of depositing customers and the promotional activities of competitor financial institutions. Similarly, the level of demand for loans may vary significantly and at any given time may increase or decrease substantially. However, unlike the level of deposits, management has more direct control over lending activities and if necessary can adjust the level of those activities according to the amounts of available funds.

In addition to asset liquidity, liquidity would be available to us through increasing certain categories of liabilities. We could purchase overnight federal funds, borrow from correspondent banks, sell securities under a repurchase agreement or obtain advances from the Federal Home Loan Bank. Valley Bank has established a credit line though the discount window of the Federal Reserve Bank of Richmond as an additional source of liquidity. As a result of our management of liquid assets and the ability to generate liquidity through alternative funding sources, management believes we maintain overall liquidity sufficient to meet our depositors’ requirements and satisfy our customers’ credit needs.

Our ratio of liquid assets to deposits and short-term borrowings was 20.9% and 17.6% at December 31, 2003 and 2002, respectively. We sell excess funds as overnight federal funds sold to provide an immediate source of liquidity. We had federal funds sold of $0 and $4.1 million at December 31, 2003 and 2002, respectively. During 2003 deposit growth, offset by a decrease in securities sold under agreements to repurchase in the amounts of $40.8 million and $1.2 million, respectively, a total of $39.6 million, surpassed loan growth in the amount of $36.9 million. The excess $2.7 million coupled with $12.0 million in Federal Home Loan Bank advances ($5.0 million short-term and $7.0 million long-term), $4.0 million in guaranteed preferred beneficial interests in Valley Financial’s junior subordinated debentures, $4.1 in returned federal funds sold, and $2.6 million in federal funds purchased, was used to fund investment purchases in excess of sales, calls, and principal paydowns in the amount of $24.2 million and split dollar life insurance on key employees in the amount of $2.6 million.

As of December 31, 2003 we had pledged approximately $16.0 million of our investment portfolio as collateral for a line of credit from the Federal Home Loan Bank. As of that date, we had approximately $25.2 million in remaining credit availability from the Federal Home Loan Bank.

Recent and Future Accounting Considerations

In December 2003 the Financial Accounting Standards Board (FASB) revised Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, 88, and 106. This Statement requires additional disclosures to those in the original Statement No, 132 about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Additional information should include the types of plan assets, investment strategy, and measurement(s) dates. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this Statement are effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003.

In May 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement dictates certain instruments be classified as liabilities such as 1) a financial instrument issued in the form of shares that is mandatorily redeemable – that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur, 2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, and 3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. It also does not affect the classification or measurement of convertible bonds, putable stock, or other outstanding shares that are conditionally redeemable. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. This Statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for in a similar manner. This Statement more clearly defines under what circumstances a contract meets the characteristic of a derivative and clarifies when a derivative contains a financing component. The changes in this Statement will result in more consistent reporting of contracts as either derivatives or hybrid instruments. The provisions of this Statement are effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 Implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.

In December 2002 the Financial Accounting Standards Board (FASB) issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123”, which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this Statement are effective for interim periods beginning after December 15, 2002 and for fiscal years ending after December 15, 2002.

In October 2002 the Financial Accounting Standards Board (FASB) issued Statement No. 147, “Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,” which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9. The Statement requires that acquisitions of financial institutions be accounted for under the purchase method of accounting in accordance with Statement 141, “Business Combinations” and Statement 142, “Goodwill and Other Intangible Assets.” Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair market value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. The provisions of this Statement relating to the application of the purchase method of accounting are effective for acquisitions initiated on or after October 1, 2002. The provisions of this Statement relating to accounting for intangible assets are effective on October 1, 2002.

In June 2002 the Financial Accounting Standards Board (FASB) issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Changes in Financial Condition June 30, 2004 Compared with December 31, 2003.

Total assets at June 30, 2004 were $347.0 million, up 12.3% from $309.0 million at December 31, 2003. The principal components of our assets at the end of the period were $51.4 million in securities available-for-sale, including restricted equity securities, $23.1 million in securities held to maturity, and $251.5 million in gross loans.

Total liabilities at June 30, 2004 were $324.3 million, up 12.8% from $287.4 million at December 31, 2003 with the increase represented by $30.0 million growth in deposits, $1.2 million growth in securities sold under agreements to repurchase and a $5.6 million increase in overnight borrowings.

Total shareholders’ equity at June 30, 2004 was $22.7 million consisting of $9.1 million in net proceeds from our initial public offering, $3.2 million in net proceeds from our secondary offering, $565,000 in proceeds from the exercise of stock options and $287,000 deferred tax benefit from the exercise of stock options, all increased by accumulated retained earnings of $10.0 million and reduced by $479,000 of unrealized depreciation on securities available-for-sale, net of related deferred tax liability. Total shareholders’ equity was $22.7 million at June 30, 2004 compared with $21.6 million at December 31, 2003, an increase of $1.1 million or 5.3%. Exclusive of unrealized gains (losses) on investment securities, shareholders’ equity was $23.2 million at June 30, 2004 and $21.4 million at December 31, 2003.

Investment Securities

See discussion at p.17, “Investment Securities”, for a description of our investment portfolio.

Investment securities (available for sale and held to maturity), including restricted equity securities, at June 30, 2004 were $74.5 million, an increase of $8.3 million or 12.6% from their level of $66.2 million on December 31, 2003. The increase is primarily due to purchases in the amount of $21.1 million, offset by principal repayments, sale proceeds, and called proceeds in the amounts of $5.3 million, $5.5 million and $1.0 million, respectively. An increase in unrealized losses on securities in the available for sale portfolio, which is carried at approximate fair market value, offset a portion of the increase. See Note 3 to the Consolidated Financial Statements.

Loan Portfolio

See discussion at p.17, “Loan Portfolio” for a description of our loan portfolio and loan categories.

Our total loans were $251.5 million at June 30, 2004, an increase of $28.9 million or 13.0% from the $222.6 million reported at December 31, 2003. Our ratio of total loans to total funding sources (customer deposits, securities sold under agreements to repurchase, federal funds purchased, Federal Home Loan Bank advances and guaranteed preferred beneficial interests in Valley Financial’s junior subordinated debentures) stood at 77.8% at June 30, 2004 and 77.8% at December 31, 2003. Management seeks to maintain the ratio of loans to funding sources at less than 85%.

Loan Category Analysis

Commercial Loans. Commercial and industrial loans accounted for 24.4% of the loan portfolio as of June 30, 2004 and stood at $61.5 million versus $53.1 million six months earlier.

Commercial Real Estate Loans. Commercial real estate construction and commercial real estate mortgages were 40.7% of total loans at June 30, 2004. Outstanding loans in this category equaled $102.3 million and $92.6 million at June 30, 2004 and December 31, 2003, respectively.

Real Estate Construction Loans. Outstanding loans in this category totaled $20.6 million (8.2% of total loans) at June 30, 2004 as compared to $17.6 million at December 31, 2003.

Residential Real Estate Loans. We had $35.6 million in residential real estate loans (14.1% of total loans) at June 30, 2004 and $30.0 million in such loans at December 31, 2003.

Loans to Individuals. Loans to individuals totaled $31.7 million (12.6% of total loans) at June 30, 2004 compared to $29.3 million at December 31, 2003.

Summary of Allowance for Loan Losses

See discussion at p.18, “Summary of Allowance for Loan Losses”, for a description of our allowance for loan losses.

The allowance for loan losses was $2.8 million as of June 30, 2004 and represented approximately 1.13% of net loans outstanding versus 1.17% of net loans at December 31, 2003.

Nonperforming Assets and Impaired Loans

See discussion at p.19, “Nonperforming Assets and Impaired Loans”, for a description of nonperforming assets, and restructured and impaired loans.

The total recorded investment in impaired loans was $438,000, $1,390,000 and $218,000, respectively for the six month period ended June 30, 2004, the year ended December 31, 2003 and the six-month period ended June 30, 2003. The loan loss allowance related to impaired loans was $120,000, $30,000 and $137,000, respectively for the above-referenced time periods. To cover potential declines in the value of foreclosed property, $0 was included in the loan loss allowance at June 30, 2004, $0 at December 31, 2003 and $40,000 at June 30, 2003. Management believes that the above allocated reserves are adequate for the impaired loans in our portfolio based upon a detailed review of the quality and pledged collateral of each individual loan considered impaired at each of the above-referenced periods.

If nonaccrual loans had performed in accordance with their original terms, additional interest income in the amount of $22,000, $18,000 and $7,000, respectively would have been recorded for the six-month period ended June 30, 2004, the year ended December 31, 2003 and the six-month period ended June 30, 2003.

Other Assets

We have purchased life insurance contracts on key employees, the tax-exempt income from which is the funding vehicle for our SERP plan. Bank owned life insurance was $6.0 million at June 30, 2004, an increase of $149,000 over the $5.8 million reported as of December 31, 2003.

Other assets were $1.8 million at June 30, 2004, an increase of $305,000 over the $1.5 million reported as of December 31, 2003.

Deposits

See discussion at p.20, “Deposits”, for a description of matters affecting the level and mix of deposits and competitive factors.

As of June 30, 2004 total deposits were $253.0 million, an increase of $30.0 million or 13.4% from their level of $223.0 million at December 31, 2003. Certificates of deposit increased by $18.9 million to a total of $154.8 million (61.2% of total deposits) at June 30, 2004, up from $135.9 million (60.9% of total deposits) at December 31, 2003. Compared with year-end 2003, non-interest bearing demand deposits and money market accounts increased by $6.8 million and $4.9 million, respectively, while interest bearing demand deposits declined $421,000 and savings deposits declined $149,000. We would prefer to have transaction accounts comprise a larger percentage of total deposits but in order to fund double-digit loan growth, often have to rely on higher-cost certificates of deposit. Within the certificate of deposit category, we have subscribed this year to an Internet-based rate posting service that allows it to market

CDs nationally to institutional depositors, primarily banks, thrift institutions and credit unions. National market CDs at June 30, 2004 were $13.6 million, representing 8.8% of total CDs and 5.2% of total deposits.

At June 30, 2004 noninterest-bearing demand deposits were $43.5 million or 17.2% of total deposits. On December 31, 2003 noninterest-bearing demand deposits were $36.7 million or 16.4% of total deposits. Nonmaturity deposits (noninterest bearing demand deposits, interest bearing demand deposits, money market accounts and savings accounts) were $98.2 million or 38.8% of total deposits at June 30, 2004 compared with $87.1 million or 39.1% of total deposits at December 31, 2003. Total interest bearing deposits stood at $209.5 million at June 30, 2004, an increase of $23.2 million or 12.4% over their level of $186.4 million at December 31, 2003.

Short-Term Borrowings

The balance in our commercial sweep account program grew by $1.2 million from its level of $4.7 million at December 31, 2003 to a total of $6.0 million as of June 30, 2004. See discussion at p. 20, “Short Term Borrowings”, for a description of this program.

In addition to the commercial sweep accounts, at June 30, 2004 and December 31, 2003, we had $10 million in a term FHLB advance with a maturity under one year. We also had at June 30, 2004 $13.2 million in overnight borrowings, up $5.6 million or 74.7% from their level of $7.6 million at December 31, 2003. The increase in overnight borrowings at June 30, 2004 was primarily attributable to exceptionally strong loan growth in the month of June, and was subsequently offset by deposit growth. See the Liquidity section at p. 23 for further information on these preceding borrowings.

Other Debt

Federal Home Loan Bank advances are relatively cost-effective funding sources and provide us with the flexibility to structure borrowings in a manner that aids in the management of interest rate risk and liquidity. Long-term Federal Home Loan Bank advances totaled $37.0 million at June 30, the same amount outstanding as of December 31, 2003.

Guaranteed preferred beneficial interests in Valley Financial’s junior subordinated debentures are hybrid securities, commonly called Trust Preferred Securities, which are considered equity for regulatory purposes and debt for financial statement and tax purposes. See discussion at p. 21, “Guaranteed Preferred Beneficial Interests in Valley Financial’s Junior Subordinated Debentures”. Guaranteed preferred beneficial interests in Valley Financial’s junior subordinated debentures offer the benefit of an attractive floating or fixed rate interest payment which is tax deductible, making the after-tax cost to the issuer less than traditional forms of capital. The $4.0 million debt was incurred effective June 26, 2003 with a stated term of 30 years. Quarterly interest payments began September 26, 2003. The debt carries an interest rate of 3-Month LIBOR plus 3.10%, or 4.68625%, which adjust quarterly on each interest payment date.

Capital Adequacy

Our financial position at June 30, 2004 reflects liquidity and capital levels currently adequate to fund anticipated near-term business expansion. Capital ratios remain in excess of required regulatory minimums for a well-capitalized institution.

Total shareholders’ equity increased by $1.1 million during the first six months of 2004. The increase is attributable to net income for the first six months of $1,304,000 and $743,000 in proceeds from the exercise of stock options, partially offset by $227,000 in cash dividends declared and a $676,000 decrease in accumulated other comprehensive income. Exclusive of unrealized gains (losses) on investment securities, shareholders’ equity was $23.2 million at June 30, 2004 and $21.4 million at December 31, 2003.

Liquidity

See discussion at p. 23, “Liquidity”, for a description of liquidity and our asset/liability management objectives.

Our ratio of liquid assets to deposits and short-term borrowings was 21.2% at June 30, 2004 and 20.9% at December 31, 2003. The Company had no federal funds sold at either June 30, 2004 or December 31, 2003. During the first six months of 2004, deposit growth in the amount of $30.0 million surpassed the $28.9 million loan growth experienced. The excess $1.1 million coupled with a $5.6 million increase in federal funds purchased was used to fund investment purchases in excess of principal paydowns, sales and calls proceeds of approximately $9.5 million. The increase in securities sold under agreements to repurchase in the amount of $1.2 million alleviated somewhat the need to increase federal funds purchased during the period.

Results of Operations for the Three-Month Periods Ended June 30, 2004 and 2003

The following is management’s discussion and analysis of the results of our operations for the three months ended June 30, 2004 and 2003. The discussion should be read in conjunction with Valley Financial’s Consolidated Financial Statements and Notes thereto.

Net income for the three months ended June 30, 2004 was $674,000, a 7.9% decrease from the $732,000 recorded for the second quarter of 2003. The biggest factor contributing to the decline in net income for the period was shrinkage in the net interest margin as yields on earning assets declined faster than costs could be reduced, and increases in noninterest expense in virtually all categories.

Return on average assets for the second quarter of 2004 was 0.81% versus 1.07% for the second quarter of 2003.

Return on equity for the second quarter of 2004 was 12.03% as compared to 14.84% for the second quarter of 2003. The calculation of return on equity excludes the effect of any unrealized gains or losses on investment securities.

For the three months ended June 30, 2004 net interest income was $2.6 million, an increase of 15.1% from the $2.3 million reported for the three months ended June 30, 2003. The net interest margin on a fully taxable equivalent basis was 3.44% and 3.70% for the three month periods ended June 30, 2004 and 2003, respectively.

For the three months ended June 30, 2004 noninterest income was $340,000, a decrease of $1,000 or 0.3% from the $341,000 reported for the second quarter of 2003. Securities gains of $13,000 and $0 are included in the total noninterest income totals for the quarters ended June 30, 2004 and 2003, respectively.

Noninterest expense for the quarter ended June 30, 2004 was $1.9 million, an increase of $341,000 or 21.7% over the $1.6 million reported for the second quarter of 2003. Substantially all major categories of noninterest expense increased in the second quarter due to growth and expansion.

The provision for income taxes for the second quarter of 2004 and 2003 was $237,000 and $227,000 at an effective tax rate of 26.0% and 23.7%, respectively.

For the three months ended June 30, 2004 a provision for loan losses of $149,000 was made versus $98,000 during the same period in 2003, a 52.0% increase of $51,000. The increase in the quarterly provision expense is due to rapid growth in outstanding loan balances.

Results of Operations for the Six-Month Periods Ended June 30, 2004 and 2003

The following is management’s discussion and analysis of the results of our operations for the six months ended June 30, 2004 and June 30, 2003. The discussion should be read in conjunction with Valley Financial’s Consolidated Financial Statements and Notes thereto.

We had net income of $1,304,000 for the six months ended June 30, 2004, a decrease of $10,000 or 0.8% from the six months ended June 30, 2003. The biggest factor contributing to the decline in net income for the period was increases in noninterest expense in virtually all categories.

Profitability as measured by our return on average assets was 0.80% for the six months ended June 30, 2004 compared to 1.00% for the same period in 2003. Return on average equity was 11.86% for the six months ended June 30, 2004 compared to 13.62% for the same period in 2003. The calculation of return on equity excludes the effect of any unrealized gains or losses on investment securities.

Net Interest Income

Net interest income was $5.1 million for the six months ended June 30, 2004. Net interest income for the first six months of 2004 increased 11.1% from $4.6 million for the same period in 2003. The net interest margin on a fully taxable equivalent basis was 3.43% for the first six months of 2004, a decrease of 47 basis points from the 3.90% reported for the same period in 2003. Yields on earning assets decreased faster than funding costs could be reduced. Our cost of funds ratio was 2.10% for the six months ended June 30, 2004, down 21 basis points from the 2.31% reported for the first six months of 2003. Our yield on earning assets was 5.49% for the six months ended June 30, 2004, down 68 basis points from the 6.17% reported for the six months ended June 30, 2003. Management is working to maintain the net interest margin by reducing the cost of funds ratio, a task made more difficult by the fact that deposit rates have almost reached a practical floor and Valley Bank’s relative reliance on higher-cost certificates of deposit to fund rapid growth in earning assets.

Allowance for Loan Losses

A provision for loan losses of $247,000 was made during the six months ended June 30, 2004, a decrease of $109,000 or 30.6% over the same period in 2003, in recognition of management’s estimate of inherent risks associated with lending activities. A total of $120,000 in specific reserves is included in the balance of the allowance for loan losses as of June 30, 2004.

Noninterest Income

Noninterest income for the six months ended June 30, 2004 was $660,000, an increase of $16,000 or 2.5% over the $644,000 reported for the same period one year earlier. The largest components of the increase are service charges on deposit accounts in the amount of $38,000 and a $17,000 increase in income on bank-owned life insurance, offset by a $55,000 decline in other income on real estate loans. Securities gains and losses totaled $17,000 during the first six months of 2004 as compared to $7,000 for the first six months of 2003. Future levels of noninterest income are expected to increase as a direct result of business growth and expansion.

Noninterest Expense

Noninterest expense for the first six months of 2004 was $3.8 million, an increase of $500,000 or 15.4% over the $3.3 million reported for the same period in 2003. Compensation expense was the largest contributor to the increase in the amount of $249,000. The second largest contributor to the increase was data processing and equipment expense in the amount of $103,000. For all of 2003 and a portion of 2004 the Bank owned and wrote off certain purchased tax credits. As a result, franchise tax expense increased by $78,000 in the first half of 2004, which was more than offset by a reduction in purchased tax credit expense. Certain operating expenses associated with the opening of the Bank’s seventh full-service branch in December 2003 are included in the six months ended June 30, 2004. Substantially all major categories of noninterest expense increased in the first six months due to growth and expansion. Noninterest expenses are expected to increase in future years as a direct result of business growth and expansion.

Income Taxes

To reflect our anticipated federal income tax liability, an expense of $459,000 and $315,000 at an effective tax rate of 26.0% and 19.3% was recognized for the six months ended June 30, 2004 and June 30, 2003, respectively. During the first quarter of 2003, the Bank purchased federal and state tax credits in the amounts of $174,000 and $217,000, respectively. The federal and state tax credits were purchased at a total cost of $156,000 and $151,000, respectively. The credits were expensed in the amount of $214,000 during the first six months of 2003, comprised of $156,000 federal and $58,000 state, as purchased tax credit expense (a noninterest expense). The federal tax credits partially offset federal income tax expense in 2003, while the state tax credits partially offset Virginia bank franchise tax expense in 2003 and 2004 and will do so for several years beyond. Other factors contributing to the difference between the effective tax rate and the statutory rate of 34% include tax-exempt interest income on municipal securities, net of disallowance, and tax-exempt income earned on bank-owned life insurance.

The following table presents the major categories of interest-earning assets, interest-bearing liabilities and shareholders’ equity with corresponding average balances, related interest income or expense, and resulting yields and rates for the periods indicated. Where appropriate, income categories and yields have been adjusted in the table to their fully taxable equivalent basis.

NET INTEREST INCOME AND AVERAGE BALANCES (1)

(dollars in thousands)

	Years Ended December 31
	2003			2002
	Average Balance	Interest Income	Rate Earned	Average Balance	Interest Income	Rate Earned
Assets
Interest-earning assets:
Loans (2) (5)	$203,868	12,971	6.36%	$166,097	11,685	7.04%
Investment securities
Taxable	38,496	1,565	4.07%	31,516	1,659	5.26%
Nontaxable (3)	15,063	953	6.33%	7,993	550	6.88%
Money market investments	4,357	50	1.15%	2,273	35	1.54%
Total interest-earning assets	261,784	15,539	5.94%	207,879	13,929	6.70%
Other Assets:
Reserve for loan losses	(2,286)			(1,768)
Cash and due from banks	8,972			6,350
Premises and equipment, net	5,284			4,652
Other assets, net	7,272			4,781
Total assets	$281,026			$221,894

	Average Balance	Interest Expense	Rate Paid	Average Balance	Interest Expense	Rate Paid
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Savings, NOW and MMA	$42,443	329	0.78%	$32,658	378	1.16%
Time Deposits	127,153	3,580	2.82%	106,162	3,645	3.43%
Repurchase agreements	5,786	49	0.85%	5,573	73	1.31%
Federal funds purchased	1,491	24	1.61%	880	18	2.05%
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	2,071	88	4.25%	—	—	—%
Long-term FHLB advances	35,677	1,537	4.31%	23,397	1,161	4.96%
Short-term FHLB advances	11,329	143	1.26%	10,000	193	1.93%
Total interest-bearing liabilities	225,950	5,750	2.54%	178,670	5,468	3.06%
Noninterest-bearing liabilities:
Demand deposits	33,378			24,110
Other liabilities	1,528			1,593
Total liabilities	260,856			204,373
Shareholders’ equity, exclusive of unrealized gains/losses on securities	20,170			17,521
Total liabilities and shareholders’ equity	$281,026			$221,894
Net interest income		$9,789			$8,461
Net interest margin (4)			3.74%			4.07%

Legends for the table are as follows:

(1)	Averages are daily averages.

(2)	Loan interest income includes loan fees of $1.6 million and $1.3 million for the years ended 2003 and 2002, respectively.

(3)	Nontaxable interest income is adjusted to its fully taxable equivalent basis using a federal tax rate of 34 percent.

(4)	The net interest margin is calculated by dividing net interest income (tax equivalent basis) by average total earning assets.

(5)	Non-accrual loans are included in the above yield calculation.

RATE/VOLUME ANALYSIS

(dollars in thousands)

	Year Ended December 31, 2003 compared to 2002
	Volume	Rate	Net
Interest earned on interest-earning assets:
Loans	$2,213	$(927)	$1,286
Investment securities:
Taxable	4,220	(4,314)	(94)
Nontaxable	443	(40)	403
Money market investments	21	(6)	15
Total interest earned on interest-earning assets	6,897	(5,287)	1,610
Interest paid on interest-bearing liabilities:
Savings, NOW, and money markets	511	(560)	(49)
Time Deposits	(553)	488	(65)
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	88	—	88
Securities sold under agreements to repurchase	3	(27)	(24)
Federal funds purchased	9	(3)	6
Long-term FHLB advances	503	(127)	376
Short-term FHLB advances	32	(82)	(50)
Total interest paid on interest-bearing liabilities	593	(311)	282
Change in net interest income	$6,304	$(4,976)	$1,328

	Year Ended December 31, 2002 compared to 2001
	Volume	Rate	Net
Interest earned on interest-earning assets:
Loans	$1,957	$(1,124)	$833
Investment securities:
Taxable	653	(734)	(81)
Nontaxable	71	(24)	47
Money market investments	(69)	59	(10)
Total interest earned on interest-earning assets	2,612	(1,823)	789
Interest paid on interest-bearing liabilities:
Savings, NOW, and money markets	58	(383)	(325)
Time Deposits	2,115	(3,436)	(1,321)
FHLB Borrowings	633	(149)	484
Securities sold under agreements to repurchase	26	(108)	(82)
Other Borrowings	(14)	(22)	(36)
Total interest paid on interest-bearing liabilities	2,818	(4,098)	(1,280)
Change in net interest income	$(206)	$2,275	$2,069

A summary of average assets as of December 31, 2003 and 2002 is shown in the following table.

AVERAGE ASSET MIX

(dollars in thousands )

	December 31, 2003		December 31, 2002
	Average Balance	Percent	Average Balance	Percent
Earning assets:
Loans, total	$203,868	72.5%	$166,097	74.9%
Investment securities:
Taxable	38,496	13.7	31,516	14.2
Nontaxable	15,063	5.4	7,993	3.6
Money market investments	4,357	1.6	2,273	1.0
Total earning assets	261,784	93.2	207,879	93.7
Non-earning assets:
Cash and due from banks	8,972	3.1	6,350	2.9
Premises and equipment	5,284	1.9	4,652	2.1
Reserve for loan losses	(2,286)	(.8)	(1,768)	(.8)
Other assets	7,272	2.6	4,781	2.1
Total non-earning assets	19,242	6.8	14,015	6.3
Total assets	$281,026	100.0%	$221,894	100.0%

The following table presents the composition of securities available for sale, which are carried at approximate market value at December 31, 2003 and December 31, 2002.

AVAILABLE FOR SALE INVESTMENT PORTFOLIO

CATEGORY DISTRIBUTION

(dollars in thousands )

	December 31, 2003		December 31, 2002
	Amortized Cost	Approximate Fair Values	Amortized Cost	Approximate Fair Values
Securities available for sale:
U.S. Treasury	$—	$—	$199	$205
U.S. Government agencies	4,682	4,728	2,399	2,416
Mortgage-backed securities	3,704	3,763	4,736	4,914
Collateralized mortgage obligations	21,117	20,957	2,874	2,886
States and political subdivisions	10,065	10,417	9,094	9,339
Corporate debt securities	200	201	—	—
Total securities available for sale	$39,768	$40,066	$19,302	$19,760

The following table sets forth the composition of securities held to maturity, which are carried at amortized cost at December 31, 2003 and December 31, 2002.

HELD TO MATURITY INVESTMENT PORTFOLIO

CATEGORY DISTRIBUTION

(dollars in thousands )

	December 31, 2003		December 31, 2002
	Amortized Cost	Approximate Fair Values	Amortized Cost	Approximate Fair Values
U. S. Treasury	$199	$200	$—	$—
U. S. Government Agencies	7,933	7,835	—	—
Mortgage-backed securities	6,428	6,448	10,851	10,844
Collateralized mortgage obligations	1,505	1,484	3,779	3,826
States and political subdivisions	6,921	6,861	5,588	5,450
Total securities held to maturity	$22,986	$22,828	$20,218	$20,120

The following table presents the maturity ranges of securities available for sale as of December 31, 2003 and the weighted average yields of such securities. Maturities may differ from scheduled maturities on mortgage-backed securities and collateralized mortgage obligations because the mortgages underlying the securities may be repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity. The weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis using a tax rate of 34%.

INVESTMENT PORTFOLIO – MATURITY DISTRIBUTION

(dollars in thousands )

	December 31, 2003
Available-for-sale	Amortized Costs	Fair Value	Yield
U. S. Treasury securities and obligations of U. S. Government corporations:
Within one year	$—	$—	—%
After five but within ten years	4,160	4,206	4.8%
After ten years	522	522	3.8%
Obligations of states and subdivisions:
After one but within five years	823	828	5.6%
After five but within ten years	3,438	3,583	6.7%
After ten years	5,804	6,006	6.7%
Corporate debt securities:
After one but within five years	200	201	4.2%
Mortgage-backed securities	3,704	3,763	5.0%
Collateralized mortgage obligations	21,117	20,957	4.0%
Total available-for-sale	$39,768	$40,066	4.9%

Total Securities by Maturity Period*	Amortized Costs	Fair Value	Yield
Within one year	$—	$—	—%
After one but within five years	1,023	1,029	5.3%
After five but within ten years	7,598	7,789	5.7%
After ten years	6,326	6,528	6.5%
Mortgage-backed securities	3,704	3,763	5.0%
Collateralized mortgage obligations	21,117	20,957	4.0%

*	Maturities on mortgage-backed securities and collateralized mortgage obligations are not presented in this table because maturities may differ substantially from contractual terms due to early repayments of principal.

The following table presents the maturity ranges of securities held to maturity as of December 31, 2003 and the weighted average yields of such securities. Maturities may differ from scheduled maturities on mortgage-backed securities and collateralized mortgage obligations because the mortgages underlying the securities may be repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity. The weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis using a tax rate of 34%.

INVESTMENT PORTFOLIO – MATURITY DISTRIBUTION

(dollars in thousands )

	December 31, 2003
Held to maturity*	Amortized Costs	Fair Value	Yield
U. S. Treasury securities and obligations of U. S. Government corporations:
After one but within five years	$199	200	2.0%
After five but within ten years	2,933	2,951	4.5%
After ten years	5,000	4,884	3.2%
Obligations of states and subdivisions:
After five but within ten years	299	308	5.7%
After ten years	6,622	6,553	5.5%
Mortgage-backed securities	6,428	6,448	3.4%
Collateralized mortgage obligations	1,505	1,484	4.1%
Total held to maturity	$22,986	$22,828	4.2%

Total Securities by Maturity Period*	Amortized Costs	Fair Value	Yield
Within one year	$—	$—	—%
After one but within five years	199	200	2.0%
After five but within ten years	3,232	3,259	4.6%
After ten years	11,622	11,437	4.5%
Mortgage-backed securities	6,428	6,448	3.4%
Collateralized mortgage obligations	1,505	1,484	4.1%
Total by Maturity Period	$22,986	$22,828	4.2%

*	Maturities on mortgage-backed securities and collateralized mortgage obligations are not presented in this table because maturities may differ substantially from contractual terms due to early repayments of principal.

The following table summarizes the loan portfolio by category at June 30, 2004 and December 31, 2003 and 2002.

LOAN PORTFOLIO SUMMARY

(dollars in thousands )

	June 30, 2004	December 31, 2003	December 31, 2002
Commercial and industrial	$61,455	$53,141	$44,668
Commercial real estate	102,253	92,563	75,378
Real estate construction	20,552	17,622	15,727
Residential real estate	35,570	29,959	23,966
Loans to individuals	31,658	29,318	25,922

Total loans	$251,488	$222,603	$185,661

The following table presents maturity information on the loan portfolio based upon scheduled repayments at December 31, 2003.

LOAN MATURITY

(dollars in thousands )

	Due Within One Year	Due One to Five Years	Due After Five Years	Total
Commercial and industrial	$33,746	$17,114	$2,281	$53,141
Commercial real estate	3,546	67,974	21,043	92,563
Real estate construction	6,429	7,318	3,875	17,622
Residential real estate	789	10,938	18,232	29,959
Loans to individuals	2,708	9,825	16,785	29,318
Total loans	$47,218	$113,169	$62,216	$222,603

The following table presents due after one year fixed and variable rate loans from the portfolio by category as of December 31, 2003.

FIXED AND VARIABLE RATE LOANS

(dollars in thousands )

	Fixed		Variable
	Due One to Five Years	Due After Five Years	Due One to Five Years	Due After Five Years
	$11,082	$1,317	$6,032	$964
Commercial real estate	55,906	19,718	12,068	1,325
Real estate construction	2,507	1,967	4,811	1,908
Residential real estate	9,384	16,582	1,554	1,650
Loans to individuals	—	6,327	9,825	10,458
Total	$78,879	$45,911	$34,290	$16,305

The following table summarizes the loan loss experience for the years ended December 31, 2003 and 2002.

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands )

	June 30, 2004	December 31, 2003	December 31, 2002
Balance at January 1	$2,566	$2,014	$1,468
Provision for loan losses	247	966	610
Recoveries		1	0
Charged off loans:
Commercial Loans		(284)	(58)
Credit cards	(1)	(1)	(3)
Loans to individuals	(14)	(130)	(3)
Balance at End of Period	$2,798	$2,566	$2,014

The following table summarizes the allocation of the allowance for loan losses for the years ended December 31, 2003 and 2002.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(dollars in thousands )

	December 31, 2003		December 31, 2002
	Amount	Percent	Amount	Percent
Balance at end of period applicable to:
Commercial and industrial	$613	23.9	$485	24.1
Commercial real estate	1,067	41.6	818	40.6
Real estate construction	203	7.9	171	8.5
Residential real estate	345	13.4	260	12.9
Loans to individuals	338	13.2	280	13.9
Total allowance	$2,566	100.0	$2,014	100.0

Nonperforming assets at June 30, 2004, December 31, 2003 and 2002 are presented in the following table.

NON PERFORMING ASSETS

(dollars in thousands)

	June 30, 2004	December 31, 2003	December 31, 2002
Nonaccrual loans	$396	$1,094	$—
Loans past due 90 days or more	42	—	390
Restructured loans	—	152	—
Total nonperforming loans	438	1,246	390
Foreclosed, repossessed and idled properties	—	—	196
Total nonperforming assets	$438	$1,246	$586

The following table summarizes deposits for the years ended December 31, 2003 and December 31, 2002.

DEPOSIT MIX

(dollars in thousands )

	December 31, 2003		December 31, 2002
	Balance	Percent	Balance	Percent
Interest bearing deposits:
NOW accounts	16,602	7.4	12,007	6.6
Money market accounts	29,217	13.1	20,521	11.3
Savings	4,593	2.1	3,275	1.8
Time deposits over $100,000	39,464	17.7	33,982	18.6
Time deposits under $100,000	96,478	43.3	81,734	44.8
Total interest bearing deposits	186,354	83.6	151,519	83.1
Noninterest bearing deposits:
Demand deposits	36,668	16.4	30,724	16.9
Total deposits	$223,022	100.0%	$182,243	100.0%

The following table summarizes average deposits for the years ended December 31, 2003 and December 31, 2002.

AVERAGE DEPOSIT MIX

(dollars in thousands )

	December 31, 2003		December 31, 2002
	Average Balance	Percent	Average Balance	Percent
Interest bearing deposits:
NOW accounts	$13,277	6.5	$10,325	6.3
Money market accounts	25,097	12.4	19,636	12.1
Savings	4,069	2.0	2,697	1.7
Time deposits over $100,000	35,584	17.5	32,638	20.0
Time deposits under $100,000	91,569	45.1	73,524	45.1
Total interest bearing deposits	169,596	83.5	138,820	85.2
Noninterest bearing deposits:
Demand deposits	33,378	16.5	24,110	14.8
Total average deposits	$202,974	100.0	$162,930	100.0

The following table presents the maturity schedule of certificates of deposit of $100,000 or more as of December 31, 2003 and December 31, 2002.

MATURITY SCHEDULE OF CERTIFICATES

OF DEPOSIT OVER $100,000

(dollars in thousands)

	December 31, 2003	December 31, 2002
Three months or less	$11,269	$12,183
Over three through 6 months	7,400	4,094
Over six through 12 months	10,250	7,886
Over 12 months	10,545	9,819
Total	$39,464	$33,982

The following table presents information on each category of the Company’s short-term debt, which generally mature within one to seven days from the transaction date.

SHORT-TERM BORROWINGS

(dollars in thousands)

	Year Ended December 31,
	2003	2002
Actual amount outstanding at period end:
Federal funds purchased	$2,556	$—
Securities sold under agreements to repurchase	4,727	5,864
Weighted average actual interest rate at period end:
Federal funds purchased	1.33%	—%
Securities sold under agreements to repurchase	.69	.94
Maximum amount outstanding at any month-end in period:
Federal funds purchased	$5,653	$5,381
Securities sold under agreements to repurchase	6,344	6,575
Average amount outstanding during period end:
Federal funds purchased	$1,491	$880
Securities sold under agreements to repurchase	5,786	5,572
Weighted average interest rate during the period:
Federal funds purchased	1.61%	2.05%
Securities sold under agreements to repurchase	.85	1.31

The following table provides more information on the outstanding advances as of December 31, 2003.

LONG-TERM FEDERAL HOME LOAN BANK ADVANCES

(dollars in thousands)

Advance Balance	Advance Date	Maturity Date	Rate	Interest Payment Dates	First Optional Conversion Date
$5,000	December 2, 1999	December 2, 2009	5.46%	Quarterly	December 4, 2000
$5,000	May 24, 2000	May 24, 2010	6.49%	Quarterly	May 24, 2001
$5,000	February 9, 2001	February 9, 2011	4.97%	Quarterly	February 9, 2004
$5,000	November 7, 2001	November 7, 2011	3.91%	Quarterly	November 7, 2006
$10,000	September 4, 2002	September 4, 2007	3.09%	Quarterly	September 4, 2003
$7,000	March 11, 2003	March 11, 2013	2.91%	Quarterly	March 11, 2008

The following table shows the sensitivity of the Company’s balance sheet at the date indicated, but is not necessarily indicative of the position on other dates.

INTEREST RATE SENSITIVITY

Maturities/Repricing (dollars in thousands)

December 31, 2003

	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Earning Assets:
Loans, excluding nonaccruals	$78,327	$8,550	$92,796	$41,836	$221,509
Investment securities	1,000	819	13,482	47,751	63,052
Restricted equity securities	—	—	—	3,143	3,143
Money market investments	713	—	—	—	713
Total earning assets	80,040	9,369	106,278	92,730	288,417
Interest Bearing Liabilities:
NOW accounts	16,602	—	—	—	16,602
Money market accounts	29,217	—	—	—	29,217
Savings	4,593	—	—	—	4,593
Certificates of Deposit	25,055	65,623	45,264	—	135,942
Total Deposits	75,467	65,623	45,264	—	186,354
Repurchase agreements	4,727	—	—	—	4,727
FHLB advances	40,000	—	12,000	—	52,000
Federal funds purchased	2,556	—	—	—	2,556
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	4,000	—	—	—	4,000
Total interest bearing liabilities	126,750	65,623	57,264	—	249,637
Interest Rate Gap	$(46,710)	$(56,254)	$49,014	$92,730	$38,780
Cumulative interest sensitivity gap	$(46,710)	$(102,964)	$(53,950)	$38,780	—
Ratio of sensitivity gap to total earning assets	(16.19%)	(19.50%)	16.99%	32.15%	13.45%
Cumulative ratio of sensitivity gap to total earning assets	(16.19%)	(35.69%)	(18.70%)	13.45%	—

Contractual Obligations, Commitments, Contingent Liabilities, Off-Balance Sheet Arrangements, and Related Party Transactions

A summary of the Company’s significant contractual obligations and commitments is presented in the following table, with a reference to the footnote disclosure in Item 7 detailing the dollar amount by maturity.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Footnote Disclosure in Item 7 Notes to Consolidated Financial Statements
Contractual Cash Obligations
Federal Home Loan Bank advances	Footnote 8
Trust preferred securities debt	Footnote 8
Operating Leases	Footnote 6
Supplemental Executive Retirement Plan	Footnote 11
Other Commitments
Commitments to extend credit	Footnote 14
Standby Letters of Credit	Footnote 14
Related Party Transactions
Related Party Transactions	Footnote 16

For the periods indicated, the Company had the following risk-based capital and leverage ratios relative to regulatory minimums:

CAPITAL RATIOS

Ratio	6/30/04	12/31/03	12/31/02	Minimum
Tier 1	9.7%	10.3%	9.3%	4.0%
Total	10.7%	11.3%	10.3%	8.0%
Leverage	8.1%	8.4%	7.7%	4.0%

Financial Ratios

The following table presents certain financial ratios for the years ended December 31, 2003 and 2002.

KEY FINANCIAL RATIOS

	Years Ended December 31,
	2003	2002
Return on average assets	0.93%	1.02%
Return on average equity	12.89%	12.90%
Average equity to average assets	6.98%	7.64%

MANAGEMENT

Information Concerning Directors and Executive Officers

The following information, including the principal occupation during the past five years, is given with respect to our directors and executive officers. Share ownership is as of June 30, 2004. Our directors are divided into three classes and generally are elected to three-year terms. All of these individuals serve as directors of Valley Financial and of Valley Bank.

Name, Age and Year First Became Director	Principal Occupation	Shares of Common Stock Beneficially Owned as of June 30, 2004 (14)
		Shares Owned		Percent of Class

CLASS A
(serving until 2007 Annual Meeting)

Eddie F. Hearp Director since 3/94	President, National Financial Services, Inc. (personal and business insurance, retirement benefit planning), Roanoke, VA	126,856	(1)	3.34%

Anna L. Lawson Age 60 Director since 3/94	Anthropologist, Daleville, VA	121,424	(2)	3.20%

John W. Starr, M.D. Age 57 Director since 3/94	Cardiologist, Consultants in Cardiology, P.C.,Roanoke, VA	84,390	(3)	2.22%

Michael E. Warner Age 68 Director since 3/94	Private Investor, Roanoke, VA	79,244		2.09%

CLASS B
(serving until 2005 Annual Meeting)

Abney S. Boxley, III* (4) Age 46 Director since 3/94	President and Chief Executive Officer, Boxley Materials Company (construction materials supplier), Roanoke, VA	63,000	(5)	1.66%

William D. Elliot* Age 58 Director since 3/94	Chairman, Davis H. Elliot Company, Incorporated (specialists in construction and maintenance of overhead electric power lines, industrial electric wiring and industrial process controls), Roanoke, VA	171,750	(6)	4.52%

Barbara B. Lemon Age 67 Director since 3/94	Civic Leader, Roanoke, VA	75,000		1.97%

Ward W. Stevens, M.D.* Age 68 Director since 3/94	Retired neurosurgeon, Roanoke, VA	96,000		2.53%

CLASS C (serving until 2006 Annual Meeting)

Ellis L. Gutshall* Age 53 Director since 6/96	President and Chief Executive Officer of Valley Financial and Valley Bank, Roanoke, VA	111,118	(7)	289%

Mason Haynesworth Age 63 Director since 6/97	Retired since 2000; former Director of Specialized Audits, Norfolk Southern Corporation (rail transportation company) Roanoke, VA	6,074	(8)	0.16%

A. Wayne Lewis* Age 60 Director since 3/94	Executive Vice President, Chief Operating Officer, Chief Financial Officer and Corporate Secretary of Valley Financial and Valley Bank, Roanoke, VA	110,018	(9)	2.86%

George W. Logan* Age 59 Director since 3/94	Chairman of the Board of Directors of the Company and the Bank; Chairman, Alliance Industrial Center (developer of commercial Distribution warehouses), Salem, VA	360,000	(10)	9.48%

EXECUTIVE OFFICERS NOT ON BOARD

J. Randy Woodson Age 42	Executive Vice President and Chief Lending Officer of the Company and the Bank since 2002; previously Senior Vice President, Valley Bank	39,996	(11)	1.05%

Mary P. Hundley Age 44	Senior Vice President - Credit Administration of the Bank since 2003; previously Vice President, Valley Bank	11,654	(12)	0.31%

JoAnn Lloyd Age 50	Senior Vice President - Operations of the Bank since 2003; previously Vice President, Valley Bank	17,642	(13)	0.46%

Connie W. Stanley Age 52	Senior Vice President - Retail Banking of the Bank since 2003; previously Senior Vice President, First Virginia Bank - Southwest	400		0.01%

16 Directors and Executive Officers as a group		1,474,566		38.82%

*	Member of the Executive Committee

(1)	Includes 22,736 shares held by Mr. Hearp’s spouse.

(2)	Includes 4,950 shares held by Mrs. Lawson’s spouse.

(3)	Includes 3,150 shares held by Dr. Starr’s spouse.

(4)	Mr. Boxley is also a director of RGC Resources, Inc.

(5)	Includes 7,200 shares Mr. Boxley holds as custodian for his children.

(6)	Includes 47,250 shares held by Davis H. Elliot Company, Incorporated, of which Mr. Elliot is Chairman.

(7)	Includes 630 shares held by Mr. Gutshall as custodian for his children and 46,530 shares Mr. Gutshall has the right to acquire within 60 days through the exercise of stock options.

(8)	Includes 1,574 shares held by Mr. Haynesworth’s spouse.

(9)	Includes 44,644 shares Mr. Lewis has the right to acquire within 60 days through the exercise of stock options.

(10)	Mr. Logan is also a director of RGC Resources, Inc. and Roanoke Electric Steel Corporation.

(11)	Includes 800 shares held by Mr. Woodson’s spouse and 33,690 shares Mr. Woodson has the right to acquire within 60 days through the exercise of stock options.

(12)	Includes 11,340 shares Mrs. Hundley has the right to acquire within 60 days through the exercise of stock options.

(I3)	Includes 17,642 shares Mrs. Lloyd has the right to acquire within 60 days through the exercise of stock options.

(14)	Computed in accordance with SEC Rule l3d-3 to reflect stock options exercisable within 60 days.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as to persons believed by management of Valley Financial to be beneficial owners of more than 5% of the outstanding common stock as of June 30, 2004 Other than as disclosed below, Valley Financial is not aware of any person or group, as those terms are defined in the Securities Exchange Act of 1934, who beneficially owned more than 5% of the outstanding common stock as of June 30, 2004 Upon completion of this offering, Mr. Taubman and his affiliates will own beneficially 404,022 shares of our outstanding common stock representing 9.9% of our common stock outstanding after such offering.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class

Common Stock	George W. Logan P.O. Box 1190 Salem, VA 24153	360,000	9.48%

Common Stock	The Banc Funds Company, LLC 208 Lasalle Street Chicago, Illinois 60604	200,644	5.28%

Executive Management

Ellis L. Gutshall is the President and Chief Executive Officer of Valley Financial. He is a veteran banker with more than 30 years banking experience, including 28 years in the Roanoke Valley. He joined First Virginia Bank in 1974, as a management trainee, and held various positions of increasing responsibility until being named Executive Vice President of First Virginia Bank – Southwest in Roanoke in 1991, with responsibility for a $350 million loan portfolio. He joined Valley Financial in 1995 as Senior Vice President and Chief Lending Officer. He was promoted to President and CEO in 1996. Mr. Gutshall holds a B.S. in Economics from Washington & Lee University.

A. Wayne Lewis is the Executive Vice President, Chief Operating Officer, Chief Financial Officer, and Corporate Secretary of Valley Financial. Mr. Lewis has more than 42 years banking experience, all in the Roanoke Valley. He joined First National Exchange Bank in 1962 as a teller. That bank formed a holding company and through various acquisitions became Dominion Bankshares, Inc., a $10.6 billion financial institution. Mr. Lewis was Executive Vice President and Corporate Secretary of Dominion in 1993, when it was acquired by First Union Corporation. Mr. Lewis joined the Valley Financial team in 1994 prior to the formation of Valley Bank in 1995, and became Senior Vice President and Chief Operating Officer when Valley Financial and Valley Bank began operating in 1995. Mr. Lewis holds a B.B.A. degree in Business Administration from Roanoke College.

J. Randy Woodson is Senior Vice President and Chief Lending Officer of Valley Bank. Mr. Woodson has more than 20 years banking experience, including 14 years in the Roanoke Valley. He joined Crestar Bank (now SunTrust Bank) in 1984 as a management trainee. Mr. Woodson was a Senior Vice President of Crestar Bank with responsibility for a $100 million loan portfolio prior to joining Valley Bank in 1998. Mr. Woodson has been the Chief Lending Officer of Valley Bank since 1999. Mr. Woodson holds a B.S. degree in finance and marketing from Virginia Tech.

Mary P. Hundley is Senior Vice President-Credit Administration of Valley Bank. She has held this position since 2003. She joined Valley Bank in 1995 and previously worked in the commercial loan division of First Virginia Bank Southwest. She has 15 years banking experience and holds a B.A. degree from Roanoke College.

Joann Lloyd is Senior Vice President-Operations of Valley Bank. She has held this position since 2003. She joined Valley Bank in 1995 and has worked in bank operations management at Salem Bank and Trust and United Virginia Bank (now Suntrust Bank). She has over 24 years banking experience.

Connie Stanley is Senior Vice President-Retail Bank of Valley Bank. She has held this position since 2003. She has 34 years banking experience. She joined First Virginia Bank Southwest (now BB & T) in 1973, rising to the position of Senior Vice President and Regional Sales Manager prior to coming to Valley Bank in 2003.

Executive Compensation

The following table shows the compensation paid by Valley Financial to its executive officers for the three years ended December 31, 2003.

Summary Compensation Table

Long Term Compensation
	Annual Compensation			Securities Underlying Options	Other*
Name and Principal Position	Year	Salary	Bonus
Ellis L. Gutshall President and Chief Executive Officer	2003 2002 2001	$200,000 170,000 159,845	$0 80,000 43,500	0 4,500 2,250	$60,492[1] 14,518 11,524
A. Wayne Lewis Executive Vice President and Chief Operating Officer	2003 2002 2001	142,500 137,000 131,709	0 30,000 22,000	0 2,250 2,250	23,289[2] 8,684 9,935
J. Randy Woodson Executive Vice President and Chief Lending Officer – Valley Bank	2003 2002 2001	130,000 115,000 104,819	0 40,000 22,000	0 9,750 1,500	17,494[3] 17,171 10,006

Stock Options

We are authorized to grant stock options to our officers and employees through the Valley Financial Corporation Incentive Stock Plan. The Incentive Stock Plan currently authorizes the issuance of up to 311,850 shares of our common stock and, as of June 30, 2004, options to purchase 288,023 shares have been granted and 23,827 shares remain available for grants and awards under the Incentive Stock Plan. In addition, we have also granted options to certain executive officers under individual stock option agreements.

[1]	Includes 401(k) employer matching contributions of $9,000, employee benefits plans allowance of $6,133, reimbursement for unused sick leave of $2,308, the $414 value of a portion of Company-provided group term life insurance, parking reimbursement of $780 and a $41,857 tax-effected payment to allow Mr. Gutshall to repay a split dollar insurance plan loan to the Company.

[2]	Includes 401(k) employer matching contributions of $6,413, employee benefits plans allowance of $1,412, reimbursement for unused sick leave of $1,370, the $732 value of a portion of Company-provided group term life insurance, parking reimbursement of $780 and a $12,582 tax-effected payment to allow Mr. Lewis to repay a split dollar insurance plan loan to the Company.

[3]	Includes 401(k) employer matching contributions of $5,850, employee benefits plans allowance of $5,665, sales commissions of $3,723, reimbursement for unused sick leave of $1,500, the $96 value of a portion of Company-provided group term life insurance and parking reimbursement of $660.

The following tables set forth certain information regarding options held by our executive officers as of June 30, 2004, including options granted under the Incentive Stock Plan and individual stock option agreements. No stock options were exercised by our executive officers during 2003.

Stock Option Grants in Last Fiscal Year

	Number of Securities Underlying	Percent of Options Granted to Employees During	Exercise or Base
Expiration Name	Options Granted	Fiscal Year	Price Per Share	Date
Ellis L. Gutshall	0	0%
A. Wayne Lewis	0	0%
J. Randy Woodson	0	0%

Aggregate June 30, 2004 Option Values

	Number of Securities Underlying Unexercised Options at 6/30/04		Value of Unexercised In-the-Money Options at 6/30/04
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Ellis L. Gutshall	46,532	8,146	525,367	75,566
A. Wayne Lewis	44,644	4,500	487,611	41,954
J. Randy Woodson	33,690	16,372	326,343	142,890

Individual Stock Option Agreements

In addition to the Incentive Stock Plan described above, Valley Financial has entered into stock option agreements with Messrs. Gutshall and Lewis whereby those executive officers received nontransferable options to purchase at $3.175 per share for each of three years shares of our common stock in an amount up to one percent of the total shares sold in our initial public offering, subject to Valley Bank meeting certain performance criteria as to profitability, size and loan quality during the early operating years.

We sold 3,036,726 shares of common stock in our initial public offering (total shares and option prices adjusted to reflect the 1.05-for-1 stock split in 2000, the 1.5-for-1 stock split in 2002 and the 2-for-1 stock split in 2004) and Valley Bank met the applicable specified performance criteria between 1997 and 1999. Therefore, each officer had three exercisable stock purchase options of 30,366 shares each or an aggregate of 91,098 shares per officer. Each option has a term of ten years from the date of vesting unless the officer’s employment is terminated prior to the expiration of the ten-year period. As of September 1, 2004, Mr. Gutshall had exercised options with respect to 25,030 shares under the Incentive Stock Plan and exercised options with respect to 45,366 shares under his individual stock option agreement. Mr. Lewis had exercised options with respect to 15,750 shares under the Incentive Stock Plan and exercised options with respect to 54,732 shares under his individual stock option agreement.

Employment Contracts, Termination and Change-in-Control Agreements

Valley Financial has entered into employment agreements (the “Employment Agreements”) with Messrs. Gutshall, Lewis and Woodson. The Employment Agreements have an initial term of three years, with an automatic extension each year of one additional year unless either party gives notice at least 120 days prior to the date of extension that the Employment Agreement shall not be extended. The Employment Agreements provide for a certain minimum salary level that may be increased (but not decreased) by the Board pursuant to an annual evaluation, as well as group benefits to the extent provided to other executives.

The Employment Agreements also contain change-in-control provisions entitling each executive to certain benefits in the event his employment is terminated within three years of a change in control of Valley Financial for reason other than death, retirement, disability, cause, voluntary resignation other than for good reason, or pursuant to notice of termination given prior to the change in control (except notice of termination given after any regulatory filing has been made in contemplation of a change in control). If a change in control followed by such termination occurs, the executive will receive a lump-sum payment equal to 2.99 times average compensation (determined as set forth in the Agreement), provided that if the payment is or will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax (the “Excise Tax”), the amount of such payment will be reduced by the amount necessary to avoid the Excise Tax.

Certain Relationships and Related Transactions

Anna L. Lawson, a Class A Director, is the sister of George W. Logan, a Class C Director and Chairman of the Board of Directors. Otherwise, there are no family relationships among the directors and executive officers of Valley Financial.

Valley Bank has had and expects to have loan transactions with certain of the directors and officers and their affiliates. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than normal risk of collectibility or have other unfavorable features. As of June 30, 2004, we had a total of $9.9 million in loans outstanding or committed to our directors and executive officers.

Board Committees

The Boards of Valley Financial and Valley Bank are the same. The Boards have standing audit, nominating and compensation committees (or committees performing similar functions).

Audit Committee

The Audit Committee is responsible for providing independent, objective oversight of our accounting functions and internal controls. The Committee consists of Directors Haynesworth (Chair), Elliot, Hearp, Lemon and Starr. The Board has determined that all Committee members are “independent” under the current standards of the Securities and Exchange Commission (“SEC”) and Rule 4200(A)(15) of the National Association of Securities Dealers (“NASD”). The Board of Directors has also determined that Director Haynesworth qualifies as an audit committee financial expert under the five attributes defined by the SEC for qualifying as such.

Human Resources Committee

The Human Resources Committee serves as our compensation committee, and consists of Directors Boxley (Chair), Elliot, Lawson, Lemon and Logan. The Board of Directors has determined that all Committee members are “independent” under the current standards of NASD Rule 4200(A)(15). The Committee oversees our compensation and benefits practices, recommends to the full Board the compensation arrangements for all executive officers, administers executive compensation plans (including the present Incentive Stock Plan) and reviews management succession plans.

Nominating Committee

The Nominating Committee consists of Directors Boxley (Chair), Elliot, Lawson, Lemon and Logan. The Board of Directors has determined that all Committee members are “independent” under the current standards of NASD Rule 4200(A)(15). The Committee evaluates and recommends to the Board of Directors nominees for election as directors of Valley Financial and Valley Bank.

DESCRIPTION OF CAPITAL STOCK

Valley Financial’s Articles of Incorporation authorize 10 million shares of common stock, of which 3,798,030 shares were issued and outstanding on June 30, 2004. As of June 30, 2004, there were approximately 469 shareholders of record of our common stock and approximately 800 beneficial holders. In addition, our Articles authorize 10 million shares of preferred stock. There are no shares of preferred stock outstanding. The board may issue shares of common stock and preferred stock as the board deems advisable without further shareholder approval, except, for example, in the case of an acquisition of or combination with another bank or company. In other words, the board may decide to issue additional stock and dilute your ownership interest.

Summary of Shareholder Rights

Dividend Rights. Valley Financial may pay dividends as declared from time to time by the board out of funds that are legally available, subject to certain restrictions imposed by state and federal laws. See “Dividend Policy” on page 9.

Voting Rights. In all elections of directors, a shareholder has the right to cast one vote for each share of stock held by him or her for as many persons as there are directors to be elected. We do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock held by him or her and entitled to vote.

Preemptive Rights. Holders of common stock do not have preemptive rights with respect to issues of common stock. Accordingly, your share ownership may be diluted if the board decides to issue additional stock in the future.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of our company would be distributed to the holders of common stock on a pro-rata basis.

Calls and Assessments. All common stock outstanding is fully paid and non-assessable.

Indemnification of Officers and Directors. The Articles of Incorporation provide for the indemnification of our officers and directors for their actions unless a court finds them liable for willful misconduct or a knowing violation of the criminal law. In any proceeding brought by shareholders against an officer or director in connection with his or her position with Valley Financial or Valley Bank, no damages may be assessed against that officer or director unless he or she is liable for willful misconduct or a knowing violation of criminal or securities laws. We are advised that in the opinion of the Securities and Exchange Commission indemnification of directors, officers, and controlling persons for liabilities under the Securities Act of 1933 is against public policy and is, therefore, unenforceable.

Reports to Shareholders. We furnish shareholders with annual reports, including audited financial statements, and quarterly reports containing unaudited financial information.

Virginia Anti-Takeover Statutes

State Anti-Takeover Statutes. Virginia law restricts transactions between a Virginia corporation and its affiliates and potential acquirers. The following discussion summarizes the two Virginia statutes that may discourage an attempt to acquire control of Valley Financial. We encourage you to read the entire statutes referenced below.

Affiliated Transactions. Virginia Code Sections 13.1-725 – 727.1 govern “Affiliated Transactions.” These provisions, with several exceptions discussed below, require approval by the holders of at least two-thirds of the remaining voting shares of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or any reclassification, including a reverse stock split, recapitalization, or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by any 10% shareholder by more than 5%.

For three years following the time that a shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with that shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by that shareholder, and majority approval of the disinterested directors. A disinterested director is a member of the Valley Financial board of directors who was (i) a member on the date the shareholder acquired more than 10% and (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the 10% shareholder.

The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy the fair-price requirement of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the 10% shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation’s shares in the first step.

None of the foregoing limitations and special voting requirements applies to a transaction with any 10% shareholder whose acquisition of shares taking him or her over 10% was approved by a majority of the corporation’s disinterested directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any 10% shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not “opted out” of the Affiliated Transactions provisions.

Control Share Acquisitions. Virginia law also provides that shares acquired in a transaction that would cause the acquiring person’s voting strength to meet or exceed any of the three thresholds (20%, 33 1/3% or 50%) have no voting rights for those shares exceeding that threshold, unless granted by a majority vote of shares not owned by the acquiring person. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of the request.

Both of these statutes provide impediments to a hostile or unwelcome takeover of Valley Financial. In doing so, they may discourage transactions that some shareholders may feel are in their best interest.

SUPERVISION AND REGULATION

We provide the following as a summary of statutes and regulations affecting bank holding companies like Valley Financial and banks like Valley Bank. Federal and state laws and regulations provide regulatory oversight for virtually all aspects of operations. This summary is qualified in its entirety by reference to these statutes and regulations.

Supervision and Regulation of Valley Financial

General Banking Regulation. Valley Financial is a bank holding company within the meaning of the Federal Bank Holding Company Act of 1956 and the Virginia Banking Act. As a bank holding company, Valley Financial is required to file with the Federal Reserve periodic reports and information regarding its business operations and those of Valley Bank. Valley Financial also must provide the Virginia Bureau of Financial Institutions with information regarding itself and Valley Bank. Valley Financial and Valley Bank also are examined by the Federal Reserve and by the Virginia Bureau of Financial Institutions.

A bank holding company is required to obtain prior approval from the Federal Reserve before acquiring control of substantially all the assets of any non-affiliated bank or more than 5% of the voting shares of any bank it does not already own, or before it merges or consolidates with another institution or engages in any business other than banking or managing, controlling or furnishing services to banks and other subsidiaries, and a limited list of activities closely related to or incidental to banking. Similarly, approval of the Virginia Bureau of Financial Institutions is required for certain acquisitions of other banks and bank holding companies. The Federal Reserve will approve the ownership by a bank holding company of shares in a company engaged in activities determined by order or regulation to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In other words, regulatory involvement, and frequently approval, is required if we engage in non-banking activities.

Valley Financial would be compelled by the Federal Reserve to invest additional capital in the event Valley Bank experiences either significant loan losses or rapid growth of loans or deposits. The Federal Reserve requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries.

Holding Company Capital Guidelines. As a bank holding company, we operate under the capital adequacy guidelines established by the Federal Reserve. Under the Federal Reserve’s current risk-based capital guidelines for bank holding companies, the minimum required ratio for total capital to risk weighted assets we are required to maintain is 8%, with at least 4% consisting of Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock, certain other qualifying instruments, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. These risk-based capital guidelines establish minimum standards, and bank holding companies generally are expected to operate well above the minimum standards. We may raise capital by certain types of debt or by selling company stock, as we are doing with this offering.

Financial Modernization Legislation. A bank holding company generally is restricted to activities related or incidental to banking. In the past, bank holding companies were specifically prohibited from engaging in the issue, flotation, underwriting, public sale, or distribution of third party securities. Limits also were placed on underwriting and selling insurance. The activities permissible to bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act, which became effective in March, 2000. This Act repeals the banking/securities industry anti-affiliation rules and permits the common ownership of commercial banks, investment banks, and insurance companies. Under this law, a bank holding company can elect to be treated as a financial holding company, which may engage in any activity that the Federal Reserve determines is financial in nature. A financial holding company also may engage in any activity that is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of the related depository institutions or the financial system generally.

In order for a bank holding company to qualify as a financial holding company, all of its depository subsidiaries (i.e., banks and thrifts) must be well capitalized and well managed, and must meet their Community Reinvestment Act (CRA) obligations, as explained below. The bank holding company also must declare its intention to become a financial holding company to the Federal Reserve and certify that it meets the requirements. Banks and thrifts acquired by a financial holding company within 12 months prior to the date on which the election is filed may be excluded from this test if they have less than a satisfactory CRA rating, but they must submit a plan to the applicable federal banking agency describing how the CRA rating will be brought into conformance.

Financial holding company powers that are either specified in the statute or have been determined by the Federal Reserve to be financial in nature include the following:

•	underwriting insurance or annuities;

•	providing financial or investment advice;

•	underwriting, dealing in, or making markets in securities;

•	merchant banking, subject to limitations on size and capital restrictions;

•	insurance portfolio investing, subject to limitations; and

•	any other activities previously found to be closely related to banking by the Federal Reserve.

The Act also establishes a system of functional regulation for financial holding companies and banks providing regulation of securities by the Securities and Exchange Commission and state securities regulators, regulation of futures by the Commodity Futures Trading Commission, and regulation of insurance activities by the state insurance regulators. Banks may sell title insurance only when specifically permitted under the applicable state law.

This comprehensive law also imposes new customer privacy requirements on financial institutions. Financial institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually. Upon making such disclosure, there is no specific restriction on financial institutions disclosing customer information to affiliated parties. Financial institutions must comply with state law, however, if it protects customer privacy more fully than federal law.

The law also revises the present Federal Home Loan Bank system, imposing new capital requirements on Federal Home Loan Banks and authorizing them to issue two classes of stock with differing dividend rates and redemption requirements. Permissible uses of Federal Home Loan Bank advances by community financial institutions (under $500 million in assets) have been expanded to include funding loans to small businesses, and small farms and agribusiness. Valley Bank uses Federal Home Loan Bank loans extensively to fund our lending opportunities.

The law contains a variety of other provisions. Automated teller machine surcharges are prohibited unless the customer first has been provided notice of the imposition and amount of the fee. Community Reinvestment Act examinations for smaller institutions will be less frequent. Certain reporting requirements are now imposed on depository institutions that make payments to non-governmental entities in connection with the Community Reinvestment Act.

Valley Financial does not currently intend to become a “financial holding company” under the terms of this law.

Securities Law and Corporate Governance. Valley Financial also must comply with the requirements of the Securities Exchange Act of 1934, which include the filing of annual, quarterly and other reports with the Securities and Exchange Commission. The Sarbanes-Oxley Act of 2002 created a framework for major reforms in corporate governance and more detailed and timely public disclosures; mandated increased criminal penalties for violations of securities laws; prohibited senior officers from trading in company securities during black-out periods and set up whistle-blower protections for employees. The SEC, and securities exchanges and NASD have adopted certain requirements in consequence of Sarbanes-Oxley. Even though Valley Financial’s stock is not listed, the cost associated with compliance and risk associated with noncompliance with applicable provisions of the Sarbanes-Oxley Act and related regulations and ensuing “best practices” is very significant.

Supervision and Regulation of Valley Bank

General. Valley Bank is a state bank and member of the Federal Reserve System. Valley Bank is examined and regulated by the Federal Reserve and the Virginia Bureau of Financial Institutions. The Federal Reserve and the Virginia Bureau regulate and monitor all significant aspects of Valley Bank’s operations. The Federal Reserve requires quarterly reports on Valley Bank’s financial condition, and both federal and state regulators conduct periodic examinations of the bank. The cost of complying with these regulations and reporting requirements can be significant. In addition, some of these regulations impact investors directly. For example, Valley Bank may pay dividends only out of its net undivided profits after deducting expenses, bad debts, losses, interest and taxes accrued, and contribution to capital necessary for the bank’s original capital to be restored. The Federal Reserve recommends that banks pay dividends only if the net income available to shareholders in the past year fully funds those dividends, and the expected rate of earnings retention is consistent with capital needs, asset quality, and overall financial condition. Regulatory restrictions on Valley Bank’s ability to pay dividends may adversely impact Valley Financial’s ability to pay dividends to its shareholders.

As a member of the Federal Reserve, Valley Bank also has to comply with rules that restrict preferential loans by the bank to “insiders,” require Valley Bank to keep information on loans to principal shareholders and executive officers, and prohibit certain director and officer interlocks between financial institutions. Valley Bank’s loan operations, particularly for consumer and residential real estate loans, are also subject to numerous legal requirements as are its deposit activities. In addition to regulatory compliance costs, these laws create the risk of liability to Valley Bank for noncompliance.

FDIC Insurance. Valley Bank’s deposits are insured by the FDIC for a maximum of $100,000 per depositor. For this protection, Valley Bank pays a semi-annual statutory assessment and must comply with the rules and regulations of the FDIC. However, the amount of these assessments can change, affecting Valley Bank’s costs, depending on the solvency of the banking industry as a whole. In addition, the cost of complying with FDIC rules and regulations may negatively impact Valley Bank’s profitability. For member banks like Valley Bank, the Federal Reserve has the authority to prevent the continuance or development of unsound and unsafe banking practices and to approve conversions, mergers and consolidations. Obtaining regulatory approval of these transactions can be expensive, time-consuming, and ultimately may not be successful.

Bank Capital Guidelines. Federal bank regulatory authorities have adopted risk-based capital adequacy guidelines that redefine traditional capital ratios to take into account assessments of risks related to each balance sheet category, as well as off-balance sheet financing activities. This represents an effort to measure capital adequacy in a way that is more sensitive to the individual risk profiles of specific financial institutions. The risk-weighted asset base is equal to the sum of the aggregate dollar value of assets and certain off-balance sheet items (such as currency or interest rate swaps) in each of the four separate risk categories, multiplied by the risk weight assigned to each specific asset category. After the items in each category have been totaled and multiplied by the category’s risk factor, category totals are aggregated to derive the total risk-weighted assets, and the total adjusted capital base is divided by the total risk-weighted assets to derive a ratio.

Under the Federal Reserve’s current risk-based capital guidelines for member banks, Valley Bank is required to maintain a minimum ratio of total capital to risk weighted assets of 8%, with at least 4% consisting of

Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock, certain other qualifying instruments, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. In addition, the Federal Reserve requires its member banks to maintain a minimum ratio of Tier 1 capital to average total assets. This capital measure generally is referred to as the leverage capital ratio. The minimum required leverage capital ratio is 4% if the Federal Reserve determines that the institution is not anticipating or experiencing significant growth and has well-diversified risks — including no undue interest rate exposure, excellent asset quality, high liquidity and good earnings — and, in general, is considered a strong banking organization and rated Composite 1 under the Uniform Financial Institutions Rating Systems. If Valley Bank does not satisfy any of these criteria it may be required to maintain a ratio of total capital to risk-based assets of 10% and a ratio of Tier 1 capital to risk-based assets of at least 6%. Valley Bank would then be required to maintain a 5% leverage capital ratio. These regulations can impact Valley Bank by requiring it to hold more capital and thereby inhibit its ability to grow or by limiting its growth to accord with its regulatory capital requirements. The principal purpose of this offering is to insure that we can support and maintain our current level of growth and keep our regulatory capital at or above the well-capitalized level. At June 30, 2004 Valley Financial and Valley Bank had the following risk-based capital and leverage ratios relative to regulatory minimums:

Ratio	Valley Financial	Valley Bank	Minimum
Tier 1	9.7%	9.4%	4.0%
Total	10.7%	10.4%	8.0
Leverage	8.1%	7.9%	4.0

Affiliate Transactions and Branching. The Federal Reserve Act restricts loans, investments, asset purchases and other transactions between banks and their affiliates, including placing collateral requirements and requiring that those transactions are on terms and under conditions substantially the same as those prevailing at the time for comparable transactions with non-affiliates. Valley Bank may branch without geographic restriction in Virginia, and it may acquire branches or banks or merge across state lines in most cases. Valley Bank does not currently intend to expand outside of Virginia.

Community Reinvestment Act. The federal Community Reinvestment Act (CRA) requires that the federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Recent legislative and regulatory changes have reduced the paperwork and regulatory burden of CRA on smaller institutions such as Valley Bank. Valley Bank received a “Satisfactory” CRA rating in its latest CRA examination.

Other Regulation. Valley Bank is subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting our income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on Valley Bank in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and disclosure of cash transactions exceeding $10,000 to the Internal Revenue Service. Failure to comply with these laws can result in liability to government authorities and customers.

Monetary Policy

Banking is a business that depends on interest rate differentials. The difference between the interest rates paid by Valley Bank on its deposits and other borrowings and the interest rates received on loans extended to its customers and on securities held in its portfolio comprises the major portion of Valley Bank’s earnings.

The earnings and growth of Valley Bank will be affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policy by its open market operations in United States government securities, adjustments in the amount of industry reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates charged and paid on deposits. We cannot predict the nature and impact of any future changes in monetary policies.

Recent Legislative Developments

Laws and regulations periodically are adopted that impact both banks and other financial institutions. For example, the Check Clearing for the 21st Century Act will take effect on October 28, 2004, and will alter dramatically the way banks process checks. Legislation and regulations could further deregulate the financial services industry and lift remaining geographic restrictions on banks and bank holding companies and current prohibitions against banks engaging in certain non-banking activities and nonbanks engaging in banking activities. These legislative changes can affect the way we do business, increase our costs or risk exposure or place us in more direct competition with other financial institutions, including mutual funds, securities brokerage firms, insurance companies, and investment banking firms. On the other hand, legislation could impose further restrictions on banks which might limit the services or products banks offer, the manner in which they may be offered, or the cost of offering them. Because of these uncertainties, we cannot predict what legislation might be enacted, and, if enacted, the effect thereof.

LEGAL MATTERS

Certain matters in this offering, including the legality of the common stock offered in this prospectus, will be passed upon for Valley Financial by LeClair, Ryan, Flippin, Densmore, a Professional Corporation.

EXPERTS

Larrowe & Company, P.L.C., independent auditors, audited the consolidated financial statements of Valley Financial as of December 31, 2003 and December 31, 2002, and for the years then ended included in this prospectus. Their report on the financial statements referred to in the preceding sentence is included in this prospectus and is included in reliance on the report of Larrowe & Company, P.L.C., given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Valley Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that act files reports, proxy statements, information statements, and other information with the Securities and Exchange Commission. All of those reports, proxy statements, information statements, and other information, when filed, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC’s regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). The SEC also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC, including Valley Financial, and the address of that site is http://www.sec.gov. In addition, the common stock of Valley Financial is listed on the OTC Bulletin Board, and reports, proxy statements, and other information concerning Valley Financial can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Valley Financial has filed a Registration Statement on Form SB-2 under the Securities Act of 1933 to register this common stock with the SEC. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information that interested persons can find in the Registration Statement or the exhibits and schedules to the Registration Statement. For further information about Valley Financial or the common stock offered in this prospectus, you should read the Registration Statement, including its exhibits, financial statements, and schedules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, and financial and other goals. The words “believes”, “expects”, “may”, “will”, “should”, “projects”, “contemplates”, “anticipates”, “forecasts”, “intends”, or other similar words or terms, are intended to identify forward looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

•	Continued levels of loan quality and origination volume;

•	Interest rate fluctuations and other economic conditions;

•	Competition in product offerings and product pricing;

•	Continued relationships with major customers;

•	Future laws and regulations; and

•	Other factors, including those matters discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

VALLEY FINANCIAL CORPORATION

VALLEY FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	(Unaudited) June 30 2004	December 31 2003
Assets
Cash and due from banks	$8,488	$7,511
Interest-bearing deposits in other banks	78	713
Securities held to maturity (approximate market values of $22,481 at June 30, 2004 and $22,828 at December 31, 2003)	23,136	22,986
Securities available for sale	48,233	40,066
Restricted equity securities	3,143	3,143
Loans:
Commercial and industrial loans	61,455	53,141
Commercial real estate loans	102,253	92,563
Real estate construction	20,552	17,622
Residential real estate loans	35,570	29,959
Loans to individuals	31,658	29,318

Total loans	251,488	222,603
Less unearned income	(3)	(5)
Less allowance for loan losses	(2,798)	(2,566)

Net loans	248,687	220,032
Premises and equipment	6,166	6,067
Bank owned life insurance	5,984	5,835
Accrued interest receivable	1,304	1,204
Other assets	1,757	1,452

Total assets	$346,976	$309,009

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing demand deposits	$43,469	$36,668
Interest bearing demand deposits	16,181	16,602
Money market deposits	34,124	29,217
Other savings deposits	4,444	4,593
Certificates of deposits >$100	39,152	39,464
Other time deposits	115,642	96,478

Total deposits	253,012	223,022

Short-term borrowings	15,000	15,000
Federal funds purchased	8,203	2,556
Securities sold under agreements to repurchase	5,951	4,727
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	4,000	4,000
Long-term borrowings	37,000	37,000
Accrued interest payable	834	736
Other liabilities	271	406

Total liabilities	324,271	287,447

Commitments and other contingencies
Preferred stock, no par value. Authorized 10,000,000 shares; none issued and outstanding.
Common stock, no par value. Authorized 10,000,000 shares; issued and outstanding 3,798,030 at June 30, 2004 and 3,665,502 at December 31, 2003.	13,138	12,396
Accumulated retained earnings	10,046	8,969
Accumulated other comprehensive income (loss)	(479)	197

Total shareholders’ equity	22,705	21,562

Total liabilities and shareholders’ equity	$346,976	$309,009

See accompanying notes to consolidated financial statements.

VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

(Unaudited)

	For the Period January 1, 2004 Through June 30, 2004	For the Period January 1, 2003 Through June 30, 2003
Interest Income:
Interest and fees on loans	$6,845	$6,374
Interest on money market investments	26	40
Interest on securities – taxable	1,077	650
Interest on securities – nontaxable	325	305

Total interest income	8,273	7,369

Interest Expense:
Interest on certificates of deposit > $100	501	475
Interest on other deposits	1,671	1,450
Interest on long-term borrowings	786	743
Interest on repurchase agreements	21	28
Interest on federal funds purchased	12	9
Interest on guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	86	2
Interest on short-term borrowings	92	67

Total interest expense	3,169	2,774

Net interest income	5,104	4,595
Provision for loan losses	247	356

Net interest income after provision for loan losses	4,857	4,239

Noninterest income:
Service charges on deposit accounts	370	332
Income earned on bank owned life insurance	149	132
Other income on real estate loans	55	110
Other fee income	69	63
Realized gains on sales of securities available for sale	17	7

Total noninterest income	660	644

Noninterest expense:
Compensation expense	2,016	1,767
Occupancy expense	228	186
Data processing and equipment expense	457	354
Franchise tax expense	78	—
Purchased tax credit expense	25	214
Deposit expenses	95	76
Loan expenses	211	156
Other expense	644	501

Total noninterest expense	3,754	3,254

Net income before taxes	1,763	1,629
Provision for income taxes	459	315

Net income	$1,304	$1,314

Basic earnings per share	$0.35	$0.36

Diluted earnings per share	$0.33	$0.34

See accompanying notes to consolidated financial statements.

VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

(Unaudited)

	For the Period April 1, 2004 Through June 30, 2004	For the Period April 1, 2003 Through June 30, 2003
Interest Income:
Interest and fees on loans	$3,525	$3,207
Interest on money market investments	16	30
Interest on securities – taxable	551	342
Interest on securities – nontaxable	157	156

Total interest income	4,249	3,735

Interest Expense:
Interest on certificates of deposit > $100	250	243
Interest on other deposits	865	760
Interest on long-term borrowings	393	393
Interest on repurchase agreements	11	14
Interest on federal funds purchased	5	—
Interest on guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	43	2
Interest on short-term borrowings	46	32

Total interest expense	1,613	1,444

Net interest income	2,636	2,291
Provision for loan losses	149	98

Net interest income after provision for loan losses	2,487	2,193

Noninterest income:
Service charges on deposit accounts	187	178
Income earned on bank owned life insurance	77	69
Other income on real estate loans	31	57
Other fee income	32	37
Realized gains on sales of securities available for sale	13	—

Total noninterest income	340	341

Noninterest expense:
Compensation expense	1,028	887
Occupancy expense	112	91
Data processing and equipment expense	232	183
Franchise tax expense	47	—
Purchased tax credit expense	—	35
Deposit expenses	49	41
Loan expenses	99	75
Other expense	349	263

Total noninterest expense	1,916	1,575

Net income before taxes	911	959
Provision for income taxes	237	227

Net income	$674	$732

Basic earnings per share	$0.18	$0.20

Diluted earnings per share	$0.17	$0.19

See accompanying notes to consolidated financial statements.

VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except per share data)

(Unaudited)

	For the Period January 1, 2004 June 30, 2004	For the Period January 1, 2003 June 30, 2003
Cash Flows From Operating Activities:
Net income	$1,304	$1,314
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	247	356
Depreciation and amortization	309	227
Tax benefit from exercise of stock options	287	—
Net gains on sale of securities	(17)	(7)
Net losses on sales of foreclosed properties	8	6
Net losses on disposals of fixed assets	—	5
Amortization (accretion) of premiums/discounts	146	71
Decrease in unearned fees	(2)	(3)
Increase in accrued interest receivable	(100)	(29)
Increase in other assets	(11)	(456)
Increase in value of life insurance contracts	(149)	(130)
Increase (decrease) in accrued interest payable	98	(290)
Decrease in other liabilities	(135)	(371)

Net cash provided by operating activities	1,985	693

Cash Flows From Investing Activities:
Increase (decrease) in money market investments	635	(1,027)
Purchases of premises and equipment	(359)	(455)
Purchases of securities available for sale	(18,868)	(15,816)
Purchases of securities held to maturity	(2,368)	(10,141)
Purchases of restricted equity securities	—	(350)
Principal repays/sales/calls of securities available for sale	9,631	4,926
Principal repays/calls of securities held to maturity	2,136	6,696
Proceeds from sale of fixed assets	3	—
Investment in life insurance contracts	—	(1,200)
Proceeds from sale of foreclosed properties	276	286
Capitalized foreclosed property expense	—	(29)
Increase in loans	(29,183)	(17,266)

Net cash used in investing activities	(38,097)	(34,376)

Cash Flows From Financing Activities:
Increase (decrease) in time deposits greater than $100	(312)	3,247
Increase in other time deposits	19,164	11,482
Increase in other deposits	11,138	10,754
Increase in short-term borrowings	5,647	—
Increase in securities sold under agreements to repurchase	1,224	455
Proceeds from Federal Home Loan Bank advances	—	7,000
Proceeds from issuance of guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	—	4,000
Proceeds from issuance of common stock	455	29
Cash dividends declared	(227)	—

Net cash provided by financing activities	37,089	36,967

Net Increase in Cash and Due From Banks	977	3,284
Cash and Due From Banks at Beginning of Period	7,511	8,163

Cash and Due From Banks at End of Period	$8,488	$11,447

VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

(Unaudited)

(In thousands, except per share data)

	For the Period January 1, 2004 June 30, 2004	For the Period January 1, 2003 June 30, 2003
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$3,071	$3,064

Cash paid during the period for taxes	$523	$479

Noncash financing and investing activities:
Transfer of loans to foreclosed property	$283	$264

See accompanying notes to consolidated financial statements.

VALLEY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

June 30, 2004

(Unaudited)

(In thousands, except share and per share data)

(1)	Organization and Summary of Significant Accounting Policies

Valley Financial Corporation (the “Company”) was incorporated under the laws of the Commonwealth of Virginia on March 15, 1994, primarily to serve as a holding company for Valley Bank (the “Bank”), which opened for business on May 15, 1995. The Company’s fiscal year end is December 31.

The consolidated financial statements of the Company conform to generally accepted accounting principles and to general banking industry practices. The interim period consolidated financial statements are unaudited; however, in the opinion of management, all adjustments of a normal recurring nature which are necessary for a fair presentation of the consolidated financial statements herein have been included. The consolidated financial statements herein should be read in conjunction with the Company’s 2003 Annual Report on Form 10-KSB.

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

(2)	Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. To comply with Federal Reserve regulations, the Bank is required to maintain certain average reserve balances. The daily cash reserve requirement for the week including June 30, 2004 was $781. As a condition of our correspondent bank agreement, the Bank is also required to maintain a target balance. The target balance as of June 30, 2004 was $250.

(3)	Securities

The carrying values, unrealized gains, unrealized losses and approximate fair values of available for sale and held to maturity investment securities at June 30, 2004 are shown in the tables below. As of June 30, 2004 investments (including both available for sale and held to maturity) and restricted equity securities with amortized costs and fair values of $36,625 and $35,899, respectively, were pledged as collateral for public deposits, a line of credit available from the Federal Home Loan Bank, customer sweep accounts, and for other purposes as required or permitted by law.

The following table sets forth the composition of securities available for sale at June 30, 2004. Securities available for sale are carried at approximate market value.

Available for Sale Investment Portfolio – Category Distribution

	Amortized Costs	Unrealized Gains	Unrealized Losses	Approximate Fair Values
U.S. Government agencies	$10,436	31	(125)	$10,342
Mortgage-backed securities	7,694	7	(200)	7,501
Collateralized mortgage obligations	20,691	39	(555)	20,175
States and political subdivisions	9,937	174	(94)	10,017
Corporate debt securities	200	1	(3)	198

Total securities available for sale	$48,958	$252	($977)	$48,233

The following table sets forth the composition of securities held to maturity at June 30, 2004. Securities held to maturity are carried at amortized cost.

Held to Maturity Investment Portfolio – Category Distribution

	Amortized Costs	Unrealized Gains	Unrealized Losses	Approximate Fair Values
U.S. Treasury	$199	$—	$(1)	$198
U.S. Government agencies	9,926	—	(307)	9,619
Mortgage-backed securities	4,777	—	(63)	4,714
Collateralized mortgage obligations	972	—	(46)	926
States and political subdivisions	7,262	—	(238)	7,024

Total securities held to maturity	$23,136	$—	($655)	$22,481

(4)	Allowance for Loan Losses

The following table summarizes the loan loss experience for the six-month periods ended June 30, 2004 and 2003.

Allowance for Loan Losses

	2004	2003
Balance at January 1	$2,566	$2,014
Provision for loan losses	247	356
Recoveries – Loans to individuals	—	1
Charged off loans
Commercial	—	—
Credit Cards	(1)	—
Loans to individuals	(14)	(11)

Balance at June 30	$2,798	$2,360

(5)	Earnings Per Share

Basic earnings per share is based upon the weighted average number of common shares outstanding during the period. The weighted average shares outstanding for the diluted earnings per share computations were adjusted to reflect the assumed conversion of shares available under stock options. The following table summarizes the shares utilized (adjusted for the two-for-one stock split declared on April 28, 2004 to shareholders of record May 15, 2004 and paid on May 31, 2004) in the computations:

Weighted Average Shares Outstanding

	Basic	Diluted
Six months ending June 30:
2004	3,690,755	3,967,175

2003	3,660,460	3,871,698

	Basic	Diluted
Three months ending June 30:
2004	3,715,364	3,981,700

2003	3,662,952	3,892,662

(6)	Comprehensive Income

On January 1, 1998, The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. This Statement was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

The Company is required to classify items of “Other Comprehensive Income” (such as net unrealized gains (losses) on securities available for sale) by their nature in a financial statement. It does not require a specific format for that financial statement but requires the Company to display an amount representing comprehensive income for the period in that financial statement. The Company is required to present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

The adoption of Statement 130 on January 1, 1998 did not have any effect on the consolidated financial position, results of operations or liquidity of the Company. However, Statement 130 does have an effect on financial statement displays presented by the Company since the Company has net unrealized gains (losses) on available-for-sale securities, an item of other comprehensive income (loss). For the six months ended June 30, 2004 and 2003, total comprehensive income was $629 and $1,547, respectively. For the three months ended June 30, 2004 and 2003, total comprehensive income (loss) was $(224) and $999, respectively.

The information that follows discloses the reclassification adjustments and the income taxes related to securities available-for-sale that are included in other comprehensive income, net of income taxes for the six and three month periods ended June 30, 2004 and 2003.

	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Net unrealized gains(losses) on securities available for sale:
Net unrealized holding gains during the year	$(1,006)	$360
Less reclassification adjustments for gains included in net income	(11)	(5)
Income tax(expense) benefit	342	(122)

Other comprehensive income(loss), net of income taxes	$(675)	$233

	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003
Net unrealized gains(losses) on securities available for sale:
Net unrealized holding gains during the quarter	$(1,347)	$405
Less reclassification adjustments for gains included in net income	(9)	—
Income tax (expense) benefit	458	(138)

Other comprehensive income, net of income taxes	$(898)	$267

(7)	Financial Instruments With Off-Balance Sheet Risk

In the normal course of business to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance-sheet risk, which involve commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The same credit policy is used in making commitments as is used for on-balance-sheet risk. At June 30, 2004 outstanding commitments to extend credit were $80,058 as compared to $65,517 at December 31, 2003.

Commitments to extend credit are agreements to lend to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without ever being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash outlays for the Company.

8)	Related Party Transactions

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. As of June 30, 2004 aggregate loans to directors, executive officers, and principal shareholders totaled $9,933.

(9)	Long-Term Federal Home Loan Bank Advances

The Company has outstanding long-term debt with the Federal Home Loan Bank of Atlanta in the amount of $37.0 million as of June 30, 2004. There are four convertible advances in the amount of $5.0 million each and one convertible advance in the amount of $7.0 million and one $10.0 million convertible advance currently drawn. The Federal Home Loan Bank of Atlanta has the option to convert the $37.0 million in convertible advances on the conversion dates below and any interest payment date thereafter with at least two business days notice. If called, the four $5.0 million convertible advances and the one $7.0 million convertible advance will be converted into a 3-month LIBOR-based adjustable rate credit (ARC) at 3-month LIBOR flat. The $10.0 million convertible advance may be converted into a 3-month LIBOR-based floating rate advance (ARC) at 3-month LIBOR flat only if 3-month LIBOR is greater than or equal to 7.0%. The following table provides more information on the outstanding advances as of June 30, 2004.

Long-Term Federal Home Loan Bank Advances

Advance Balance	Advance Date	Maturity Date	Rate	Interest Payment Dates	First Optional Conversion Date
$5,000	December 2, 1999	December 2, 2009	5.46%	Quarterly	December 4, 2000
$5,000	May 24, 2000	May 24, 2010	6.49%	Quarterly	May 24, 2001
$5,000	February 9, 2001	February 9, 2011	4.97%	Quarterly	February 9, 2004
$5,000	November 7, 2001	November 7, 2011	3.91%	Quarterly	November 7, 2006
$10,000	September 4, 2002	September 4, 2007	3.09%	Quarterly	September 4, 2003
$7,000	March 11, 2003	March 11, 2013	2.91%	Quarterly	March 11, 2008

(10)	Guaranteed Preferred Beneficial Interests in the Company’s Junior Subordinated Debentures

Valley Financial (VA) Statutory Trust I, a statutory business trust (the “Trust”), was created by the Company on June 26, 2003, at which time the Trust issued $4,000 in aggregate liquidation amount of $1 par value preferred capital trust securities which mature June 26, 2033. Distributions are payable on the securities at a floating rate equal to the 3-month LIBOR plus 3.10%, capped at 11.75%, and the securities may be prepaid at par by the Trust at any time after June 26, 2008. The principal assets of the Trust are $4,124 of the Company’s junior subordinated debentures which mature on June 26, 2033, bear interest at a floating rate equal to the 3-month LIBOR plus 3.10%, capped at 11.75%, and which are callable by the Company after June 26, 2008. All $124 in aggregation liquidation amount of the Trust’s common securities is held by the Company.

The Trust’s preferred securities and common securities may be included in the Company’s Tier 1 capital for regulatory capital adequacy purposes to the extent that they do not exceed 25% of the Company’s total Tier I capital excluding the securities. Amounts in excess of this ratio will not be considered Tier 1 capital but may be included in the calculation of the Company’s total risk-based capital ratio. The Company’s obligations with respect to the issuance of the Trust’s preferred securities and common securities constitute a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the preferred securities and common securities. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on its junior subordinated debentures, which would result in a deferral of distribution payments on the Trust’s preferred trust securities and common securities.

(11)	Stock Based Compensation

The Company accounts for its stock-based compensation plan using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock Based Compensation, but complies with the disclosure requirements set forth in the Statement (as amended by SFAS No. 148), which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Stock Option Plans

The Company has an Incentive Stock Plan (the Plan) pursuant to which the Human Resources Committee of the Company’s Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 311,850 shares (adjusted for stock splits) of the Company’s authorized, but unissued common stock. Accordingly, 311,850 shares of authorized, but unissued common stock are reserved for use in the Plan. There are options for 236,145 shares granted to officers and key employees currently outstanding as of June 30, 2004. All stock options have been granted with an exercise price equal to the stock’s fair market value at the date of the grant. Stock options generally have 10-year terms, vest at the rate of 20 percent per year, and become fully exercisable five years from the date of the grant. In addition, certain options for 182,196 shares (adjusted for stock splits) based on meeting certain performance criteria were granted to executive officers in 1997-1999. Options for 82,098 shares granted to executive officers remain unexercised as of June 30, 2004. Information related to pro forma net income and per share (adjusted for stock splits) amounts for the periods presented is as follows:

	Six Months Ended June 30,
	2004	2003
Compensation cost recognized in income for all stock-based compensation awards	$—	$—
Pro forma net income, based on SFAS No. 123	$1,274	$1,274
Pro forma basic net income per share, based on SFAS No. 123	$.35	$.35
Pro forma diluted net income per share, based on SFAS No. 123	$.32	$.33

	Quarter Ended June 30,
	2004	2003
Compensation cost recognized in income for all stock-based compensation awards	$—	$—
Pro forma net income, based on SFAS No. 123	$659	$712
Pro forma basic net income per share, based on SFAS No. 123	$.18	$.19
Pro forma diluted net income per share, based on SFAS No. 123	$.17	$.18

Independent Auditors’ Report

The Board of Directors

Valley Financial Corporation:

We have audited the consolidated balance sheets of Valley Financial Corporation and subsidiary (Valley Bank) as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Financial Corporation and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LARROWE & COMPANY, P.L.C.

Galax, Virginia

January 17, 2004, except for Note 18,

as to which the date is October 2, 2004

Valley Financial Corporation

Consolidated Statements of Income

Years Ended December 31, 2003 and 2002

(In thousands, except per share data)

	2003	2002
Assets
Cash and due from banks	$7,511	$8,163
Money market investments
Federal funds sold	—	4,088
Interest-bearing deposits in other banks	713	351
Securities available-for-sale	40,066	19,760
Securities held-to-maturity (approximate market values of $22,828 and $20,120 in 2003 and 2002, respectively)	22,986	20,218
Restricted equity securities	3,143	2,427
Loans, net of allowance for loan losses of $2,566 in 2003 and $2,014 in 2002	220,032	183,633
Premises and equipment, net	6,067	4,876
Bank owned life insurance	5,835	3,178
Accrued interest receivable	1,204	1,112
Other assets	1,452	1,040

Total assets	$309,009	$248,846

Liabilities and Shareholders’ Equity
Liabilities:
Noninterest-bearing deposits	$36,668	$30,724
Interest-bearing deposits	186,354	151,519

Total deposits	223,022	182,243
Federal funds purchased and securities sold under agreements to repurchase	7,283	5,864
Short-term borrowings	15,000	10,000
Long-term borrowings	37,000	30,000
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	4,000	—
Accrued interest payable	736	1,044
Other liabilities	406	671

Total liabilities	287,447	229,822

Commitments and other matters
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 10,000,000 shares authorized; 3,665,502 and 3,657,474 shares issued and outstanding in 2003 and 2002, respectively	12,396	12,353
Retained earnings	8,969	6,369
Accumulated other comprehensive income	197	302

Total shareholders’ equity	21,562	19,024

Total liabilities and shareholders’ equity	$309,009	$248,846

See accompanying notes to consolidated financial statements.

Valley Financial Corporation

Consolidated Statements of Income

Years Ended December 31, 2003 and 2002

(In thousands, except per share data)

	2003	2002
Interest income
Interest and fees on loans	$12,971	$11,685
Interest on securities - taxable	1,565	1,659
Interest on securities - nontaxable	629	363
Interest on money market investments	50	35

Total interest income	15,215	13,742

Interest expense
Interest on deposits	3,909	4,023
Interest on long-term borrowings	1,537	1,161
Interest on short-term borrowings	143	193
Interest on guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	88	—
Interest on federal funds purchased and securities sold under agreements to repurchase	73	91

Total interest expense	5,750	5,468

Net interest income	9,465	8,274
Provision for loan losses	966	610

Net interest income after provision for loan losses	8,499	7,664

Noninterest income
Service charges on deposit accounts	730	521
Realized gains on sale of securities available-for-sale	7	34
Income earned on bank owned life insurance	253	173
Other income on real estate loans	179	112
Other income	148	(3)

Total noninterest income	1,317	837

Noninterest expense
Personnel	3,406	2,899
Occupancy	392	353
Data processing and equipment	762	606
Franchise and purchased tax credit expense	282	157
Loan operation expenses	348	347
Deposit operation expenses	157	107
Other expense	1,098	902

Total noninterest expense	6,445	5,371

Income before income taxes	3,371	3,130
Income tax expense	771	871

Net income	$2,600	$2,259

Net income per share
Basic net income per share	$0.71	$0.62

Diluted net income per share	$0.67	$0.60

See accompanying notes to consolidated financial statements.

Valley Financial Corporation

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2003 and 2002

(In thousands, except share data)

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Share-holders’ Equity
Balances at December 31, 2001	3,639,274	$12,295	$4,113	$(104)	$16,304
Comprehensive income:
Net income	—	—	2,259	—	2,259
Unrealized gains on securities available-for-sale, net of deferred tax expense of $222	—	—	—	428	428
Reclassification adjustment, net of deferred tax benefit of $12	—	—	—	(22)	(22)

Total comprehensive income					2,665
Exercise of stock options	18,200	58			58
Cash in lieu of fractional shares	—		(3)	—	(3)

Balances at December 31, 2002	3,657,474	12,353	6,369	302	19,024
Comprehensive income:
Net income	—	—	2,600	—	2,600
Unrealized gains on securities available-for-sale, net of deferred tax benefit of $52	—	—	—	(100)	(100)
Reclassification adjustment, net of deferred tax benefit of $2	—	—	—	(5)	(5)

Total comprehensive income					2,495
Exercise of stock options	8,028	43	—	—	43

Balances at December 31, 2003	3,665,502	$12,396	$8,969	$197	$21,562

See accompanying notes to consolidated financial statements.

Valley Financial Corporation

Consolidated Statements of Cash Flows

Years Ended December 31, 2003 and 2002

(In thousands)

	2003	2002
Cash flows from operating activities
Net income	$2,600	$2,259
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	966	610
Depreciation and amortization of bank premises and software	499	403
Deferred income tax	(229)	(232)
Net gains on sale of securities	(7)	(34)
Net losses on foreclosed properties	9	55
Net losses on fixed asset disposals	7	2
Net amortization (accretion) of bond premiums/discounts	238	88
Decrease in unearned fees	(9)	(8)
Increase in accrued interest receivable	(92)	(182)
Increase in other assets	(405)	(99)
Increase in value of life insurance contracts	(253)	(178)
Decrease in accrued interest payable	(308)	(60)
Increase (decrease) in other liabilities	(265)	248

Net cash provided by operating activities	2,751	2,872

Cash flows from investing activities
(Increase) decrease in money market investments	3,726	(4,296)
Purchases of premises and equipment	(1,617)	(1,144)
Purchases of securities available-for-sale	(29,991)	(10,284)
Purchases of securities held-to-maturity	(14,483)	(21,641)
Purchases of restricted equity securities	(716)	(500)
Proceeds from sales/calls/paydowns/maturities of securities available-for-sale	9,482	22,472
Proceeds from paydowns on securities held-to-maturity	11,528	1,374
Purchase of bank owned life insurance	(2,404)	(671)
Proceeds from sale of foreclosed properties	480	224
Capitalized expenditures on foreclosed property	(29)	(70)
Increase in loans, net	(37,620)	(38,533)

Net cash used in investing activities	(61,644)	(53,069)

Cash flows from financing activities
Increase in non-interest bearing deposits	5,944	6,427
Increase in interest bearing deposits	34,835	36,950
Proceeds from short-term borrowings	5,000	—
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	1,419	(1,307)
Proceeds from long-term borrowings	7,000	10,000
Proceeds from issuance of guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	4,000	—
Cash in lieu of fractional shares	—	(3)
Proceeds from issuance of common stock	43	58

Net cash provided by financing activities	58,241	52,125

Net increase (decrease) in cash and due from banks	(652)	1,928
Cash and due from banks at beginning of year	8,163	6,235

Cash and due from banks at end of year	$7,511	$8,163

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$6,058	$5,528

Cash paid during the year for income taxes	$996	$1,200

Noncash financing and investing activities
Transfer of loans to foreclosed property	$264	$381

See accompanying notes to consolidated financial statements.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies

General

The Bank provides traditional commercial banking services concentrated primarily in the Roanoke Valley. The Bank does not currently offer trust services. As a state chartered, Federal Reserve member bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve.

Critical Accounting Policies

The accounting and reporting policies of Valley Financial Corporation (“the Company”) and Valley Bank (“the Bank”) conform to generally accepted accounting principles (GAAP) and to general banking industry practices. Our policies with respect to the methodology for determination of the allowance for loan losses involve a high degree of complexity. Management must make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions, or estimates would cause reported results to differ materially. These critical policies and their application are reviewed periodically with our Audit Committee and Board of Directors. The following is a summary of the more significant accounting policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, thereafter referred to collectively as the Company. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities in one business segment. In determining the appropriateness of segment definition, the Company considers the materiality of potential business segments and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Advertising Costs

The Company expenses all advertising and business promotion costs as incurred. The costs are not material to the Company’s results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies, continued

Use of Estimates, continued

Substantially all of the Bank’s loan portfolio consists of loans in the Roanoke Valley. Accordingly, the ultimate collectibility of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is reasonably diverse.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank’s allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks.”

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held-to-Maturity

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available-for-Sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders’ equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Held-for-Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies, continued

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and costs are not capitalized and recognized as an adjustment to the yield on the related loan as such deferrals are not material to the Company’s financial position or results of operations. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (“SFAS”) 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, (ii) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance, and (iii) SFAS 118, Accounting by Creditors for Impairment of a Loan, Income Recognition and Disclosures – an amendment of SFAS 114, which allows a creditor to use existing methods for recognizing interest income on an impaired loan.

The allowance for loan losses has two basic components: (i) the formula allowance, and (ii) the specific allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses an historical loss view as an indicator of future losses and, as a result, could differ form the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and our actual losses could differ substantially than the estimates. Prevailing economic conditions are also considered into the provision calculation. The allowance for loan losses is evaluated on a regular basis by management.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	30
Furniture and equipment	3-10
Land and lease hold improvements	3-15

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Stock-based Compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies, continued

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities and income earned on bank-owned life insurance) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Comprehensive Income

Annual comprehensive income reflects the change in the Company’s equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders’ equity rather than as income or expense.

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure’s risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Other debt: The fair values of other debt is estimated using a discounted cash flow calculation that applies contracted interest rates being paid on the debt to the current market interest rate of similar debt.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value as the estimated value of loan commitments approximates the fees charged.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 1. Summary of Significant Accounting Policies, continued

Reclassification

Certain reclassifications have been made to the financial statements of the prior year to place them on a comparable basis with the current year. Net income and shareholders’ equity previously reported were not affected by these reclassifications.

Note 2. Restrictions on Cash

To comply with Federal Reserve regulations, the Bank will be required to maintain certain average reserve balances. The daily cash reserve requirement for the week including December 31, 2003 was $992, less cash on hand in the amount of $794, or a net of $198. The daily cash reserve requirement for the week including December 31, 2002 was $767, less cash on hand in the amount of $652, or a net of $115.

Note 3. Securities

The amortized costs, gross unrealized gains and losses, and approximate fair values of securities available-for-sale as of December 31, 2003 and 2002 were as follows:

2003	Amortized Costs	Unrealized Gains	Unrealized Losses	Fair Values
U.S. Treasury	$—	$—	$—	$—
U.S. Government agencies and corporations	4,682	48	2	4,728
Mortgage-backed securities	24,821	157	258	24,720
States and political subdivisions	10,065	382	30	10,417
Corporate debt	200	2	1	201

	$39,768	$589	$291	$40,066

2002	Amortized Costs	Unrealized Gains	Unrealized Losses	Fair Values
U.S. Treasury	$199	$6	$—	$205
U.S. Government agencies and corporations	2,399	17	—	2,416
Mortgage-backed securities	7,610	190	—	7,800
States and political subdivisions	9,094	260	15	9,339

	$19,302	$473	$15	$19,760

The amortized costs, gross unrealized gains and losses, and approximate fair values of securities held-to-maturity as of December 31, 2003 and 2002 were as follows:

2003	Amortized Costs	Unrealized Gains	Unrealized Losses	Fair Values
U.S. Treasury	$199	$1	$—	$200
U.S. Government agencies
and corporations	7,933	24	122	7,835
Mortgage-backed securities	7,933	29	30	7,932
States and political subdivisions	6,921	49	109	6,861

	$22,986	$103	$261	$22,828

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 3. Securities, continued

2002	Amortized Costs	Unrealized Gains	Unrealized Losses	Fair Values
Mortgage-backed securities	$14,630	$93	$53	$14,670
States and political subdivisions	5,588	—	138	5,450

	$20,218	$93	$191	$20,120

The following tables detail unrealized losses and related fair values in the Bank’s available-for-sale and held-to-maturity investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2003.

Temporarily Impaired Securities in AFS Portfolio

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government agencies and corporations	$1,486	$2	$—	$—	$1,486	$2
Mortgage-backed securities	12,380	258	—	—	12,380	258
Corporate debt	99	1	—	—	99	1
State and political subdivisions	1,724	30	—	—	1,724	30

Total temporarily impaired securities	$15,689	$291	$—	$—	$15,689	$291

Temporarily Impaired Securities in HTM Portfolio

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government agencies and corporations	$5,878	$122	$—	$—	$5,878	$122
Mortgage-backed securities	1,754	30	—	—	1,754	30
State and political subdivisions	3,094	109	—	—	3,094	109

Total temporarily impaired securities	$10,726	$261	$—	$—	$10,726	$261

Management considers the nature of the investment, the underlying causes of the decline in the market value, the severity and duration of the decline in market value is other than temporary. Management believes all unrealized losses presented in the table above to be temporary in nature.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 3. Securities, continued

The amortized costs and approximate fair values of available-for-sale securities as of December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Costs	Fair Values
Due in one year or less	$—	$—
Due after one year through five years	1,023	1,029
Due after five years through ten years	7,598	7,789
Due after ten years	6,326	6,528
Mortgage-backed securities	24,821	24,720

	$39,768	$40,066

The amortized costs and approximate fair values of held to maturity securities as of December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Costs	Fair Values
Due in one year or less	$—	$—
Due after one year through five years	199	200
Due after five years through ten years	3,232	3,259
Due after ten years	11,622	11,437
Mortgage-backed securities	7,933	7,932

	$22,986	$22,828

Securities (excluding restricted equity securities) with amortized costs of $36,949 and $26,938 as of December 31, 2003 and 2002, respectively, were pledged as collateral for public deposits and for other purposes as required or permitted by law.

Restricted equity securities consist of Federal Home Loan Bank stock in the amount of $2,600 and $2,000, Federal Reserve Bank stock in the amount of $483 and $367, and Community Bankers Bank stock in the amount of $60 and $60 as of December 31, 2003 and 2002, respectively. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 5% of outstanding borrowings. The Federal Reserve Bank of Richmond requires the Bank to maintain stock with a par value equal to 3% of its outstanding capital.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Commercial	$53,141	$44,668
Real estate:
Construction and land development	17,622	15,727
Residential, 1-4 families	29,959	23,966
Commercial	92,563	75,378
Consumer	29,318	25,922

	222,603	185,661
Unearned loan origination costs, net of fees	(5)	(14)
Allowance for loan losses	(2,566)	(2,014)

	$220,032	$183,633

Substantially all one-four family residential and commercial real estate loans collateralize the line of credit available from the Federal Home Loan Bank.

Note 5. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	2003	2002
Balance, beginning	$2,014	$1,468
Provision charged to expense	966	610
Recoveries of amounts charged off	1	—
Amounts charged off	(415)	(64)

Balance, ending	$2,566	$2,014

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, 2003 and 2002 is as follows:

	2003	2002
Impaired loans without a valuation allowance	$155	$390
Impaired loans with a valuation allowance	1,091	—

Total impaired loans	$1,246	$390

Valuation allowance related to impaired loans	$127	$—

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 5. Allowance for Loan Losses, continued

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2003 and 2002 (all approximate) is summarized below:

	2003	2002
Average investment in impaired loans	$550	$798

Interest income recognized on impaired loans	$5	$17

Interest income recognized on a cash basis on impaired loans	$5	$17

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans totaled $1,094 and $0 as of December 31, 2003 and 2002, respectively. Loans past due more than ninety days totaled $0 and $390 as of December 31, 2003 and 2002, respectively. Restructured loans totaled $152 and $0 as of December 31, 2003 or 2002.

Note 6. Premises and Equipment

Components of premises and equipment and total accumulated depreciation and amortization as of December 31, 2003 and 2002 are as follows:

	2003	2002
Land and improvements	$1,689	$1,245
Building	3,063	2,372
Furniture, fixtures and equipment	2,482	1,881
Leasehold improvements	679	348
Construction in progress	24	544

	7,937	6,390
Less accumulated depreciation and amortization	(1,870)	(1,514)

	$6,067	$4,876

The Company currently leases its main office location under a non-cancelable operating lease. The lease for the main office has a term of six years with the option of three additional renewal terms of five years each. In addition, the Company currently leases one of its branch locations. The lease has a term of twelve years with the option of one additional renewal term of five years. Rental expenses under operating leases were approximately $163 and $165 for 2003 and 2002, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2003 were as follows:

2004	$155
2005	173
2006	173
2007	181
2008	205
Subsequent years	190

$1,077

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 7. Time Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $39,464 and $33,982, respectively. At December 31, 2003 the approximate scheduled maturities of time deposits are as follows:

Three months or less	$25,055
Four to twelve months	65,623
One to three years	28,736
Over three years	16,528

$135,942

Note 8. Borrowed Funds

Short-term debt

Securities sold under agreements to repurchase and federal funds purchased generally mature within one to seven days from the transaction date. Additional information is summarized below:

	2003	2002
Outstanding balance at December 31	$7,283	$5,864

Year-end weighted average rate	.91%	.94%

Daily average outstanding during the period	$7,278	$6,452

Average rate for the period	1.01%	1.42%

Maximum outstanding at any month-end during the period	$11,997	$10,217

Securities with a fair market value of $11,536 and $11,413 collateralized securities sold under agreements to repurchase at December 31, 2003 and 2002, respectively.

Federal Home Loan Bank of Atlanta advances total $15,000 and $10,000 at December 31, 2003 and 2002, respectively. The $15,000 balance as of December 31, 2003 is comprised of a $5,000 daily rate credit and an adjustable rate credit in the amount of $10,000. The $5,000 daily rate credit was borrowed in September of 2003. The daily rate credit matures daily and is rolled over on a daily basis at the stated Federal Home Loan Bank of Atlanta daily rate. There is no stated maturity date and interest is paid monthly. The adjustable rate credit was renewed for another year in December 2003. The new maturity date is December 16, 2004. The advance reprices quarterly on the date of each quarterly interest payment. The current rate is 1.22%.

Long-term debt

At December 31, 2003 and 2002, long-term debt was $37,000 and $30,000, respectively and consisted of advances from the Federal Home Loan Bank. These advances are convertible to a floating rate of three month LIBOR by the FHLB on the dates indicated. The weighted average rate at December 31, 2003 is 4.20%.

Details related to long-term debt at December 31, 2003 is as follows:

Maturity Date	FHLB Conversion Date	Interest Rate	Advance Amount
2007	Quarterly	3.09	$10,000
2009	Quarterly	5.46	5,000
2010	Quarterly	6.49	5,000
2011	Feb. 9, 2004	4.97	5,000
2011	Nov. 7, 2006	3.91	5,000
2013	March 11, 2008	2.91	7,000

			$37,000

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 8. Borrowed Funds, continued

Guaranteed Preferred Beneficial Interests in the Company’s Junior Subordinated Debentures

Valley Financial (VA) Statutory Trust I, a statutory business trust (the “Trust”), was created by the Company on June 26, 2003, at which time the Trust issued $4,000 in aggregate liquidation amount of $1 par value preferred capital trust securities which mature June 26, 2033. Distributions are payable on the securities at a floating rate equal to the 3-month London Interbank Offered Rate (“LIBOR”) plus 3.10%, capped at 11.75%, and the securities may be prepaid at par by the Trust at any time after June 26, 2008. The principal assets of the Trust are $4,124 of the Company’s junior subordinated debentures which mature on June 26, 2033, and bear interest at a floating rate equal to the 3-month LIBOR plus 3.10%, capped at 11.75%, and which are callable by the Company after June 26, 2008. All $124 in aggregation liquidation amount of the Trust’s common securities are held by the Company.

The Trust’s preferred securities and common securities may be included in the Company’s Tier 1 capital for regulatory capital adequacy purposes to the extent that they do not exceed 25% of the Company’s total Tier I capital excluding the securities. Amounts in excess of this ratio will not be considered Tier 1 capital but may be included in the calculation of the Company’s total risk-based capital ratio. The Company’s obligations with respect to the issuance of the Trust’s preferred securities and common securities constitute a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the preferred securities and common securities. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on its junior subordinated debentures, which would result in a deferral of distribution payments on the Trust’s preferred trust securities and common securities.

Note 9. Fair Value of Financial Instruments

The carrying amounts and approximate fair values of the Corporation’s financial instruments are as follows at December 31, 2003 and 2002:

	2003		2002
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets
Cash and due from banks	$7,511	$7,511	$8,163	$8,163
Money market investments	713	713	4,439	4,439
Securities available-for-sale	40,066	40,066	19,760	19,760
Securities held-to-maturity	22,986	22,828	20,218	20,120
Restricted equity securities	3,143	3,143	2,427	2,427
Loans, net	220,032	220,556	183,633	186,201
Bank owned life insurance	5,835	5,835	3,178	3,178
Financial liabilities
Deposits	223,022	225,006	182,243	185,495
Short-term Federal Home Loan Bank advances	15,000	15,000	10,000	10,000
Securities sold under agreements to repurchase	4,727	4,727	5,864	5,864
Federal funds purchased	2,556	2,556	—	—
Long-term Federal Home Loan Bank advances	37,000	37,196	30,000	36,055
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	4,000	4,000	—	—

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 10. Earnings per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

	Net Income	Shares	Per Share Amount
Year Ended December 31, 2003
Basic net income per share	$2,600	3,661,918	$0.71

Effect of dilutive stock options	—	246,578

Diluted net income per share	$2,600	3,908,496	$0.67

Year Ended December 31, 2002
Basic net income per share	$2,259	3,639,516	$0.62

Effect of dilutive stock options	—	148,686

Diluted net income per share	$2,259	3,788,202	$0.60

Note 11. Employee Benefit Plan

The Company has a defined contribution plan (the Plan) qualifying under IRS Code Section 401(k). Eligible participants in the Plan can contribute up to the maximum percentage allowable not to exceed the dollar limit under IRC Section 401(k). Employee contributions are matched by the Corporation based on 100 percent of the first three percent of an employee’s contribution and 50 percent of employee contributions which exceed three percent but do not exceed six percent. For the years ended December 31, 2003 and 2002 the Corporation contributed $79 and $64 to the Plan, respectively.

During 2002, the Company adopted a deferred compensation plan to provide future compensation to certain members of management. Under plan provisions, payments projected to range from $26 to $161 are payable for 15 years certain, generally beginning at age 65. The liability accrued for compensation deferred under the plan was $275 at December 31, 2003 and $113 at December 31, 2002. Deferred compensation expense, an actuarially determined amount, was $162 during 2003 and $113 during 2002. Assumed discount rate, rate of compensation increase, and expected long-term rate of return on plan assets were 7.25%, 5%, and 6%, respectively at December 31, 2003. Assumed discount rate, rate of compensation increase, and expected long-term rate of return on plan assets were 7.5%, 5%, and 6.6%, respectively at December 31, 2002.

The Company has purchased and is the beneficiary of life insurance policies designed to fund the deferred compensation liability. The cash value totaled approximately $5,835 and $3,178 at December 31, 2003 and 2002, respectively.

Note 12. Stock Options

The Company has an Incentive Stock Plan (the Plan) pursuant to which the Human Resources Committee of the Company’s Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 311,850 shares (adjusted for stock splits) of the Company’s authorized, but unissued common stock. Accordingly, 311,850 shares of authorized, but unissued common stock are reserved for use in the Plan. All stock options have been granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 20 percent per year, and become fully exercisable five years from the date of grant. In addition, certain options for 182,196 shares (adjusted for stock splits) based on meeting certain performance criteria have been granted to executive officers.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 12. Stock Options, continued

The per share weighted average fair value of stock options granted during 2003 and 2002 was $1.09 and $0.77, respectively, on the date of grant utilizing the Black-Scholes option-pricing model using the assumptions noted below.

	2003	2002
Expected dividend yield	—	—
Risk-free interest rate	1.25%	1.50%
Expected life of options (in years)	10	10
Expected volatility of stock price	17%	25%

As previously mentioned, the Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value of its stock options at the grant date under SFAS No. 123, the Company’s net income and net income per share would have decreased to the pro forma amounts indicated below:

	2003	2002
Net income:
As reported	$2,600	$2,259
Pro forma	$2,519	$2,164
Basic net income per share:
As reported	$0.71	$0.62
Pro forma	$0.69	$0.60
Diluted net income per share:
As reported	$0.67	$0.60
Pro forma	$0.65	$0.57

Stock option activity during the years ended December 31, 2003 and 2002 (adjusted for stock split) is as follows:

	Shares	Exercise Prices
Balance at December 31, 2001	395,384	$3.90
Granted	47,900	5.55
Exercised	(18,200)	3.18
Expired/forfeited	—	—

Balance at December 31, 2002	425,084	4.11
Granted	45,500	9.27
Exercised	(8,026)	5.29
Expired/forfeited	(10,032)	5.58

Balance at December 31, 2003	452,526	$4.58

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 12. Stock Options, continued

At December 31, 2003, the range of exercise prices was $2.78—$11.43 (adjusted for stock split) and the weighted average remaining contractual life of outstanding options was 5.1 years. The grant date fair value of options issued in 2003 is $49.

At December 31, 2002, the range of exercise prices was $2.78—$5.94 (adjusted for stock split) and the weighted average remaining contractual life of outstanding options was 5.7 years. The grant date fair value of options issued in 2002 is $37.

At December 31, 2003 and 2002, the number of options exercisable was 337,366 and 307,118, respectively, and the weighted average exercise price of those options was $3.78 and $3.65, respectively (adjusted for stock split). There was no compensation cost recognized in income related to stock-based compensation in 2003 or 2002.

Note 13. Income Taxes

Current and Deferred Income Tax Components

Total income tax expense (benefit) for the years ended December 31, 2003 and 2002 consists of the following:

	2003	2002
Current	$1,000	$1,103
Deferred	(229)	(232)

	$771	$871

Rate Reconciliation

Total income tax expense (benefit) differed from the “expected” amount computed by applying the U.S. Federal income tax rate of 34 percent to income before income taxes as a result of the following:

	2003	2002
Tax at statutory federal rate	$1,175	$1,064
Tax-exempt interest income	(243)	(123)
Tax-exempt interest disallowance	21	13
Cash surrender value of life insurance	(86)	(61)
Tax Credits	(96)	(22)

	$771	$871

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 13. Income Taxes, continued

Deferred Income Tax Analysis

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets
Allowance for loan losses	$838	$651
Depreciation	19	10
Employee benefits	93	38

Total deferred tax assets	950	699

Deferred tax liabilities
Net unrealized gains on available-for-securities	(101)	(156)
Accretion of bond discount	(24)	(2)

Total deferred tax liabilities	(125)	(158)

Net deferred tax assets	$825	$541

Note 14. Commitments and Contingencies

Concentrations of Credit Risk

The Bank grants commercial, residential and consumer loans to customers primarily in the Roanoke Valley area. The Bank has a diversified loan portfolio which is not dependent upon any particular economic or industry sector. As a whole, the portfolio could be affected by general economic conditions in the Roanoke Valley region.

A detailed composition of the Bank’s loan portfolio is provided in the consolidated financial statements. The Bank’s commercial loan portfolio is diversified, with no significant concentrations of credit. Commercial real estate loans are generally collateralized by the related property. The residential real estate loan portfolio consists principally of loans collateralized by 1-4 family residential property. The loans to individuals portfolio consists of consumer loans primarily for home improvements, automobiles, personal property and other consumer purposes. These loans are generally collateralized by the related property. Overall, the Bank’s loan portfolio is not concentrated within a single industry or group of industries, the loss of any one or more of which would generate a materially adverse impact on the business of the Bank.

The Bank has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property. Credit approval is principally a function of collateral and the evaluation of the creditworthiness of the borrower based on available financial information.

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 14. Commitments and Contingencies, continued

Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments may involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Bank’s maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral to support financial instruments when it is deemed necessary. The Bank evaluates customers’ creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, real estate, accounts receivable, inventory, and property, plant and equipment. Financial instruments whose contract amounts represent credit risk as of December 31 are as follows:

	2003	2002
Commitments to extend credit	$63,258	$61,134
Standby letters of credit	2,259	942

	$65,517	$62,076

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments may be at fixed or variable rates and generally expire within one year. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. Unless renewed, substantially all of the Bank’s credit commitments at December 31, 2003 will expire within one year. Management does not anticipate any material losses as a result of these transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Employment Agreements

The Company has entered into employment agreements with certain executive officers. The employment agreements provide for a certain minimum salary level that may be increased, but not decreased, by the Board pursuant to an annual evaluation and also contain change-in-control provisions entitling the executive officer to certain benefits in the event employment is terminated within three years of a change in control of the Company for reasons other than death, retirement, disability, cause, voluntary resignation other than for good reason, or pursuant to notice of termination given prior to the change in control.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 15. Regulatory Restrictions

Dividends

The Company’s principal source of funds for dividend payments is dividends received from the Bank. The amount of dividends that may be paid by the Bank to the Company will depend on the Bank’s earnings and capital position and is limited by state law, regulations and policies. A state bank may not pay dividends from its capital; all dividends must be paid out of net undivided profits then on hand. Before any dividend is declared, any deficit in capital funds originally paid in shall have been restored by earnings to their initial level, and no dividend shall be declared or paid by any bank which would impair the paid-in-capital of the bank. As of December 31, 2003 and 2002, the amount available for payment of dividends was $8,969 and $6,369, respectively.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003 and 2002, the Company and the Bank were categorized as well capitalized as defined by applicable regulations. To be categorized as well capitalized the Company and Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that date that management believes have changed the Company’s or the Bank’s category.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 15. Regulatory Restrictions, continued

Capital Requirements, continued

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table below.

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2003
Total Capital
(to Risk Weighted Assets):
Consolidated	$27,932	11.32%	$19,748	8.0%	$	n/a	n/a
Valley Bank	$27,555	11.17%	$19,738	8.0%		$24,673	10.0%
Tier I Capital
(to Risk Weighted Assets):
Consolidated	$25,366	10.28%	$9,874	4.0%	$	n/a	n/a
Valley Bank	$24,989	10.13%	$9,869	4.0%		$14,804	6.0%
Tier I Capital (Leverage)
(to Average Assets):
Consolidated	$25,366	8.37%	$12,118	4.0%	$	n/a	n/a
Valley Bank	$24,989	8.26%	$12,108	4.0%		$15,135	5.0%
December 31, 2002
Total Capital
(to Risk Weighted Assets):
Consolidated	$20,736	10.30%	$16,108	8.0%	$	n/a	n/a
Valley Bank	$20,494	10.18%	$16,101	8.0%		$20,126	10.0%
Tier I Capital
(to Risk Weighted Assets):
Consolidated	$18,722	9.30%	$8,054	4.0%	$	n/a	n/a
Valley Bank	$18,480	9.18%	$8,050	4.0%		$12,076	6.0%
Tier I Capital (Leverage)
(to Average Assets):
Consolidated	$18,722	7.72%	$9,697	4.0%	$	n/a	n/a
Valley Bank	$18,480	7.63%	$9,691	4.0%		$12,113	5.0%

Inter-company Transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $2.5 million at December 31, 2003. There were no loans from the Bank to the Company at December 31, 2003.

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 16. Related Party Transactions

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2003 and 2002 loan transactions with directors and executive officers were as follows:

	2003	2002
Balances at beginning of year	$4,391	$5,537
Advances	2,410	638
Repayments	(477)	(1,784)

Balances at end of year	$6,324	$4,391

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 17. Parent Company Financial Information

Condensed financial information of Valley Financial Corporation is presented below:

Condensed Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$220	$126
Investment in bank subsidiary, at equity	25,186	18,781
Investment in nonbank subsidiary	124	—
Other assets	160	118

Total assets	$25,690	$19,025

Liabilities
Balance due to nonbank subsidiary	$4,126	$—
Balance due to bank subsidiary	2	1

Total liabilities	4,128	1

Commitments and other matters
Shareholders’ equity
Preferred stock, no par value. 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock no par value. 10,000,000 shares authorized; issued and outstanding 3,665,502 shares and 3,657,474 shares in 2003 and 2002, respectively	12,396	12,353
Retained earnings	8,969	6,369
Accumulated other comprehensive income	197	302

Total shareholders’ equity	21,562	19,024

Total liabilities and shareholders’ equity	$25,690	$19,025

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 17. Parent Company Financial Information, continued

Condensed Statements of Income

Years Ended December 31, 2003 and 2002

	2003	2002
Income
Interest income	$2	$3
Dividend income from bank subsidiary	85	—

	87	3

Expenses
Interest expense on balance due to nonbank subsidiary	88	—
Other expenses	88	72

	176	72

Loss before income taxes and equity in undistributed net income of subsidiary	(89)	(69)
Income tax benefit	59	49

Loss before equity in undistributed net income of subsidiary	(30)	(20)
Equity in undistributed net income of subsidiary	2,630	2,279

Net income	$2,600	$2,259

Condensed Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities
Net income	$2,600	$2,259
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed net income of subsidiary	(2,630)	(2,279)
Increase in other assets	(116)	(32)
Increase in other liabilities	3	1

Net cash used in operating activities	(143)	(51)

Cash flows from investing activities
Repayment of executive loans	74	—
Investment in nonbank subsidiary	(124)	—
Investment in bank subsidiary	(3,880)	—

Net cash used in investing activities	(3,930)	—

Cash flows from financing activities
Trust preferred proceeds from nonbank subsidiary	4,124	—
Net proceeds from issuance of common stock	43	58
Cash in lieu of fractional shares	—	(3)

Net cash provided by financing activities	4,167	55

Net increase in cash	94	4
Cash at beginning of year	126	122

Cash at end of year	$220	$126

Valley Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(In thousands, except share and per share data)

Note 18. Subsequent Events

On May 31, 2004, the Company effected a two-for-one stock split of the Company’s common stock. All references to the number of common shares and per share amounts in the financial statements have been restated as appropriate to reflect the effect of the split for all periods presented.

Exhibit 10

VALLEY FINANCIAL CORPORATION

STOCK PURCHASE AND SUBSCRIPTION AGREEMENT

Subject to the terms of this Stock Purchase and Subscription Agreement, dated as of September 27, 2004 (the “Agreement”), the parties listed below (jointly and severally “Buyer”) hereby offer to purchase and subscribe for the number of shares of common stock of Valley Financial Corporation, a Virginia corporation and registered bank holding company (the “Company”) set forth in the attached Schedule 1. Upon satisfaction of the terms set forth below, each Buyer promises to acquire the shares of common stock in the Company as described in Schedule 1 (the “Shares”) at a price of $14.00 per share, to be paid in cash at the time of the stock purchase. Upon receipt of such consideration and completion of the stock purchase, certificates for the shares shall be issued to each Buyer as per Schedule 1, and such shares shall be fully paid and nonassessable.

This stock purchase is subject to the following additional conditions, all of which must be satisfied before the stock purchase is completed:

(i) Receipt of a fairness opinion as to the purchase price of the Shares, dated as of September 16, 2004, from a reputable investment banking company selected by and satisfactory to the Company’s board of directors;

(ii) Registration of the Shares with the Securities and Exchange Commission (“SEC”) by a Registration Statement (“Registration Statement”) pursuant to the Securities Act of 1933, as amended (“Securities Act”);

(iii) The passage of five days (“Review Period”) after receipt by Buyer of the Registration Statement unless during the Review Period Buyer notifies Company in writing of any concerns or questions Buyer may have in connection with the information in the Registration Statement (other than the $14.00 price per share stipulated hereby). Failure to provide such notification within such period shall constitute a waiver of the Review Period condition. If Buyer notifies the Company in writing of such concerns or questions during the Review Period and such concerns or questions relate to material adverse information in the Registration Statement not previously disclosed to or publicly available to Buyer prior to the date hereof, Buyer may terminate this Agreement in the event that the Company does not provide responses to such concerns or questions that are reasonably satisfactory to Buyer; and

(iv) The granting of any other required Company regulatory approvals.

Buyer and Company also agree that the cost for registration of the Shares with the SEC will be shared equally by the Company and Buyer, up to a maximum aggregate total of $60,000. The Company shall select the law firm and direct the registration process. Buyer will reimburse one half of the Company’s out-of-pocket costs, in total, for the registration effort within ten (10) days after receiving an itemized accounting of those costs, except that Buyer shall not be liable for any registration costs if the registration effort is unsuccessful.

Each Buyer agrees that such Buyer will read the Registration Statement within the Review Period and that such Buyer will not rely on any representations in connection with

Buyer’s purchase of the Shares other than those set forth in the Registration Statement. In addition, each Buyer represents that such Buyer is a sophisticated investor with substantial experience in matters of this sort, that such Buyer has had an opportunity to review the financial statements of the Company and ask any question of management that such Buyer wishes, and that such Buyer is an accredited investor, as that term is defined in Rule 501 promulgated under the Securities Act. Buyer understands that when this Subscription Agreement is executed and delivered, it is irrevocable and binding upon Buyer. Buyer further understands and agrees that each Buyer’s rights to purchase shares hereunder may not be assigned or transferred to any third party without the express written consent of the Company. The obligations and duties of the Buyer under this Agreement are not joint and several.

WE EACH HAVE READ AND UNDERSTAND THIS

PURCHASE AGREEMENT AND SUBSCRIPTION OFFER.

MOZART One, L.L.C.		MOZART Three, L.L.C.

By	/s/ Eugenia L. Taubman	By	/s/ Nicholas F. Taubman
Its:	Manager	Its:	Manager
	September 27, 2004		September 27, 2004
	Date		Date

Taxpayer I.D. (Social Security No.)		Taxpayer I.D. (Social Security No.)

/s/ Nicholas F. Taubman
Nicholas F. Taubman (individually)*

Taxpayer I.D. (Social Security No.)

*	If joint tenancy or tenancy-by-the-entirety is desired, both names and signatures are required; if a corporation, this Agreement must be executed by its president; if a limited liability company, by a manager of the LLC; if a trust, by all trustees; if a partnership, by any general partner.

Please complete the reverse side.

Accepted by:

VALLEY FINANCIAL CORPORATION

By	/s/ Ellis L. Gutshall	September 27, 2004
Date
Its:	President

BUYERS	NUMBER OF SHARES
Mozart One, L.L.C.,	125,000
(a South Dakota LLC)
Mozart Three, L.L.C.,	25,000
(a South Dakota LLC)
Nicholas F. Taubman	125,000
(a resident of Roanoke, Virginia)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Article 10 of chapter 9 of Title 13.1 of the Code of Virginia, 1950, as amended (the “Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him. Corporations are given the power to make any other or further indemnity, including advances of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholder, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

Item 25.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee*	$488
National Association of Securities Dealers Examination Fee*	2,500
Printing Expenses	2,000
Accounting Fees and Expenses	11,500
Legal Fees and Expenses	25,000
Blue Sky Fees and Expenses	0
Miscellaneous Expenses	8,000
Total	$49,488

*	Represents actual expenses. All other expenses are estimates.

Item 26.	Recent Sales of Unregistered Securities

None.

Item 27.	Exhibits

The following exhibits are filed on behalf of the Registrant as part of this Registration statement:

3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 of Registration Statement No. 33-77568, on Form S-1, as amended).

3.2	Articles of Incorporation (incorporated herein by reference to Exhibit 3.2 of Registration Statement No. 33-77568, on Form S-1, as amended).

5.1	Opinion of LeClair, Ryan, Flippin, Densmore, P.C.

10.1	Employment Agreement between A. Wayne Lewis and the Registrant (incorporated by reference to Exhibit 10.2 of Registration Statement No. 33-77568 on Form S-1, as amended).

10.2	Employment Agreement between Ellis L. Gutshall and the Registrant (incorporated by reference to Exhibit 10.2 of Form SB-2 filed September 27, 2000 and Form SB2/A filed October 25, 2000)

10.3	Severance Agreement between J. Randy Woodson and Registrant (incorporated by reference to Exhibit 10.6 to the Company’s 1999 Form 10-KSB).

10.4	Stock Purchase and Subscription Agreement (incorporated by reference to Exhibit 10 of the Company’s Form 8-K filed September 27, 2004).

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21	Subsidiaries of the Registrant

23.1	Consent of Larrowe & Company, P.L.C.

23.3	Consent of Flippin, Densmore, Morse & Jessee, P.C. (included in Exhibit 5)

27*	Financial Data Schedule

*	To be filed by amendment.

Item 28.	Undertakings

The undersigned Registrant hereby undertakes as follows:

(1)	The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the “Securities Act”)

(ii)	reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

(iii)	include any additional or changed material information in the plan of distribution.

(2)	The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the Offering of the securities at that time to be the initial bona fide Offering.

(3)	The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia, on the 6th day of October, 2004.

VALLEY FINANCIAL CORPORATION

By:	/s/ Ellis L. Gutshall	By:	/s/ A. Wayne Lewis
	Ellis L. Gutshall		A. Wayne Lewis

	President & Chief Executive Officer (Principal Executive Officer)	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE	TITLE	DATE

/s/ Ellis L. Gutshall Ellis L. Gutshall	President & Chief Executive Officer and director	October 6, 2004

/s/ A. Wayne Lewis A. Wayne Lewis	Executive Vice President, Chief Operating Officer, Chief Financial Officer and director	October 6, 2004

/s/ Abney S. Boxley, III Abney S. Boxley, III	Director	October 6, 2004

/s/ William D. Elliot William D. Elliot	Director	October 6, 2004

/s/ Mason Haynesworth Mason Haynesworth	Director	October 6, 2004

/s/ Eddie F. Hearp Eddie F. Hearp	Director	October 6, 2004

/s/ Anna L. Lawson Anna L. Lawson	Director	October 6, 2004

/s/ Barbara B. Lemon Barbara B. Lemon	Director	October 6, 2004

/s/ George W. Logan George W. Logan	Director	October 6, 2004

/s/ John W. Starr Dr. John W. Starr	Director	October 6, 2004

Dr. Ward W. Stevens	Director	October 6, 2004

/s/ Michael E. Warner Michael E. Warner	Director	October 6, 2004

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